Exhibit 99.2

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1ST, 2019

1.                                     DATE, PLACE AND TIME: Held on April 1st, 2019, at 09:30 a.m., at the head office of Suzano Papel e Celulose S.A. (“Company”), located at Avenida Professor Magalhães Neto, No. 1752, Pituba, Salvador, state of Bahia, Zip Code No. 41810-012.

2.                                     CALL NOTICE: The meeting was called pursuant to the call notice published on March 1st, 8th and 9th, 2019,  in the newspapers Diário Oficial da Bahia (empresarial, all dates in page 1), Correio da Bahia (pages 11, 12 and 9, respectively), and Valor Econômico (pages 5, 7 and 13, respectively), in accordance with Article 124 of Federal Law No. 6,404/1976, of December 15, 1976, as amended (“Brazilian Coporations Law”).

3.                                     ATTENDANCE: Attending the shareholders representing more than 2/3 of the common shares issued by the Company, as per the signatures in the “Shareholders Attendance Book of the Company” and the votes cast through the Absentee Ballot, in accordance with CVM Instruction No. 481/09, of December 17, 2009, as amended (“ICVM No. 481/09”). Were also present, Mr. Rubens Barletta, member of the Audit Board of the Company; and Mr. Tadeu Cendon, representing PricewaterhouseCoopers Independent Auditors.

4.                                     INSTATEMENT AND PRESIDING BOARD: The meeting was brought to order by Mr. Walner Alves Cunha, pursuant to Article 8 of the Company’s Bylaws. Chairman: Pablo F. Gimenez Machado. Secretary: Carlos Eduardo Pivoto Esteves.

5.                                     AGENDA: The Secretary informed all present that the purpose of the meeting is to resolve on the: (i) approval of the Protocol and Justification of Merger of Fibria Celulose S.A. by the Company (“Merger Agreement”), executed on February 27, 2019, by the management of the Company and Fibria Celulose S.A., a publicly-held company, with headquarters in the City of São Paylo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia (“Fibria”), which sets forth the terms and conditions of the merger of Fibria into the Company with the consequent winding up of Fibria (“Merger”); (ii) ratification of the appointment of PriceWaterhouseCoopers Auditores Independentes, a company with headquartes located at Avenida Francisco Matarazzo, No. 1400, Torre Torrino, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/ME under No. 61.562.112/0001-20, to prepare the appraisal report of Fibria’s equity at book value, as set forth in article 227 of Brazilian Corporations Law (“Appraisal Report”); (iii) approval of the Appraisal Report; (iv) approval of the Merger, pursuant to the Merger Agreement; (v) change of the Company’s corporate name to “Suzano S.A.”, with the consequent amendment of Clause 1 of its Bylaws; (vi) amendment to the caput of Clause 5 of the Company’s Bylaws, in order to reflect the amount of the Company’s capital stock and number of shares it is divided by due to the capital increase with authorized capital resulting from the merger of Eucalipto Holding S.A., concluded on January 14, 2019, as approved in the Company’s Shareholders Meeting held on September 13, 2018, and Board of Directors Meeting held on January 10, 2019; (vii) approval of the complementation of the Company’s corporate purpose, to (a) expressly mention other activities currently carried out by Fibria, and (b) complement the description of the activity listed in item “a” of Clause 4 of the Company’s Bylaws solely to mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws; (viii) approval of the amendment to the Company’s Bylaws to (a) globally modify the clauses of the Bylaws in order to adjust the designation of the Board of Officers to reflect the designation assigned to them internally in the Company, which is Statutory Executive Board of Officers; (b) complement the competences of the Board of Directors and the Statutory Executive Board of Officers; (c) adapt the clauses of the Bylaws in order to adjust them to other amendments that will be performed pursuant to the other items of this agenda, inlcuding the potential renumbering of those clauses by virtue of the exclusion of old or addition of new clauses to the Bylaws of the Company; (d) include a new paragraph to Clause 20 in order to allow the Statutory Executive Board of Officers to convene remotely; (e) amend Clause 25 (which renumbered shall become Clause 24) due to the change of the Audit Board working regimen to non- permanent; (f) amend Clause 26 in order to clarify the concecpts of the formula for calculating the minimum mandatory dividend, without, however, affecting the Company’s or its shareholders results; (ix) to approve the termination of the current advice statutory committees to the Board of Directors of the Company, with the consequent exclusion of current Clause 16 of the Company’s Bylaws; (x) the creation of a Statutory Audit Committee under the terms of the applicable law and regulations, with the addition of a new Clause 25 to the Company’s Bylaws to set forth the rules, terms and conditions of it; and (xi) re-rerratification of the global compensation of the managers and members of the Audit Board for the fiscal year of 2018, approved by the Extraordinary Shareholders’ Meeting held on April 26, 2018.

6.                                     RESOLUTIONS: The following resolutions have been adopted and the abstentions were registered in each case, and the drawing up of these minutes in summary form was authorized and published without the signatures of the shareholders, as authorized by article 130, §§ 1st and 2nd, of Brazilian Corporations Law:

6.1.                           Approve, by majorityof votes, with 1,107,655,442 votes in favor, 1,816 dissenting votes, and 565,365 abstentions, the Merger Agreement, which sets forth the terms and conditions of the merger of Fibria into the Company, with the consequent winding up of Fibria, which becomes an integral part of these minutes as Exhibit I.

6.2.                           Ratify, by majority of votes, with 1,107,657,122 votes in favor, 1,516 dissenting votes, and 563,985 abstentions, the appointment of PwC, as the company responsible for drafting the Appraisal Report of Fibria, for purposes of Article 227 of the Brazilian Corporations Law.

6.3.                           Approve, by majority of votes, with 1,107,653,138 votes in favor, 1,934 dissenting votes, and 567,551 abstentions, the Appraisal Report of Fibria, attached to the Merger Agreement, which appraised Fibria’s equity at book value, on the base date of December 31, 2018, in the total amount of fourteen billion, one hundred and fourty-nine million, three thousand, five hundred and ten reais and fifty five cents (R$14,149,003,510.55) noting that the representative of PwC attending the meeting was available to provide all required clarifications regarding such report.

6.4.                           Approve, by majority of votes, with 1,107,655,156 votes in favor, 1,842 dissenting votes, and 565,625 abstentions, the Merger, under the terms of the Merger Agreement, delegating to the management of the Company the powers to practice any further actions that may be required for the implementation and formalization of the Merger.

6.4.1.                 The Merger will not result in capital increase of Suzano and, consequently, there will be no exchange ratio of shares, since Suzano is the owner of the total capital stock of Fibria.

6.4.2.                 In view of the Merger herein approved, Fibria will be wound up for all purposes, being succeeded by the Company on a universal basis without any discontinuity, with regard to all of its assets, rights, claims, faculties, powers, immunities, suits, exceptions, duties, obligations, subjections, burdens and Fibria’s ownership liabilities, which will be incorporated to the Company. Any equity variations occured between December 31, 2018 and the date which the Merger is consummated will be entitled to the Company. As set forth in the Merger Agreement, among the assets and liabilities of Fibria to be transferred to Suzano, are included the following, which are merely exemplifying and without prejudice to the others contemplated in the equity of Fibria: (i) all establishments and branches of Fibria, included thoses listed in the Exhibit II to the Merger Agreement; (ii) all permanent assets, including, without prejudice to any other, all the real estate properties listed in Exhibit III to the Merger Agreement; (iii) all personal and/or security in rem granted and provided by third parties in favor of Fibria; and (iv) all the agreements to which Fibria is a party. In addition, all the employees of Fibria will be transferred to Suzano, as well as the respective labor liabilities related to them.

6.5.                           Approve, by majority of votes, with 1,107,657,050 votes in favor, 1,214 dissenting votes, and 564,359 abstentions, the change of the Company’s corporate name to “Suzano S.A.”, with the consequente amendment of Clause 1 of its Bylaws, which shall be inforce with the following wording:

“Clause 1 — SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.”

6.6.                           Approve, by majority of votes, with 1,107,653,538 votes in favor, 1,290 dissenting votes, and 567,795 abstentions, the amendment to the caput of Clause 5 of the Company’s Bylaws, in order to reflect the capital increase resulting from the merger of Eucalipto Holding, consummated on January 14, 2019, which shall be in force with the following wording:

“Clause 5 — The capital stock of the Company, fully subscribed is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type with no par value.”

6.7.                           Approve, by majority of votes, with 1,107,653,740 votes in favor, 1,104 dissenting votes, and 567,779 abstentions, the complementation of the Company’s purpose, to include (i) expressly other activities currently carried out by Fibria, as new lines (h), (i)

and (j); and (ii) in the description of the activity listed in line (a) to solely mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws which shall be in force with the following reading:

“Clause 4 — (...)

(a)   manufacture, trade, import and export of pulp, paper and other products, originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(...)

(h)   rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)       rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)      operation of airports and landing fields.”

6.7.1.                 The amendment of the Company’s purpose approved herein shall not grant the withdrawal right to the dissenting shareholders, since there will be no substitution and/or substantial alteration of the Company’s purpose, being restricted to the inclusion of an express mention of other activities currently developed by Fibria and the complementation of the description of the activities currently developed by the Company.

6.8.                           Approve, by majority of votes, with 1,103,163,990 votes in favor, 4,474,620 dissenting votes, and 584,013 abstentions, the amendment of the Company’s Bylaws in order to: (a) globally modify the clauses of the Bylaws in order to adjust the designation of the Board of Officers to reflect the designation assigned to them internally in the Company, which is Statutory Executive Board of Officers; (b) complement the competences of the Board of Directors and the Statutory Executive Board of Officers; (c) adapt the clauses of the Bylaws in order to adjust them to other amendments that will be performed pursuant to the other items of this agenda, inlcuding the potential renumbering of those clauses by virtue of the exclusion of old or addition of new clauses to the Bylaws of the Company; (d) include a new paragraph to Clause 20 in order to allow the Statutory Executive Board of Officers to convene remotely; (e) amend Clause 25 (which renumbered shall become Clause 24) due to the change of the Audit Board working regimen to non- permanent; (f) amend Clause 26 in order to clarify the concepts of the formula for calculating the minimum mandatory dividend, without, however, affecting the Company’s or its shareholders results. Due to the amendments resulting from the approval of this agenda, the Clauses 9, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 21, 22, 23, 25 (which renumbered shall become Clause 24), 26 and 27 of the Company’s Bylaws shall be in force with the following reading:

“Clause 9 — The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.”

“Clause 10 — The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One — The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed

§ Two — The investiture of the members of the Board of Directors and of the Statutory Executive Board of Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three — The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.”

“Clause 11 — The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.”

“Clause 12 — The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.”

“Clause 13 (...)

§ Four — The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive

Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.”

“Clause 14 — The following shall be the attributes of the Board of Directors:

(a) to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b) if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to whichthe manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c)  to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d)  if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)  if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)  if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g)  if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the longterm global strategy to be proposed for the affiliated companies;

(h)  if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets 16 consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i) to monitor and evaluate the economic and financial performance of the Company;

(j) to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k) to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of the Corporations Law;

(l)   subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m) if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)  to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)  if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)  if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1) to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Clause;

(p.2) to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3) to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clientes;

(p.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)   to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)  to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 15 below;

(s)  if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non-statutory Executive Officer, who shall report to a Statutory Executive Officer, not implying such procedure in the delegationof powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t) if a Committee is created to evaluate the matter hereof, after listening such committee, to recommend, in favor or against, any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for 18 the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii)the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)  if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly-held company or for the withdraw from the Novo Mercado.”

“Clause 15 — The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One — The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two — The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.”

“Clause 16 — The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a)   to represent the Board of Directors in dealings with other parties;

(b)   to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)    to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)   to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.”

“Clause 18 — The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors.

§ One — The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two — The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three — The managers are not permitted to give personal guarantees.”

“Clause 19 — In the temporary absence:

(a)  of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)  of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other membersor from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One — In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two — Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.”

“Clause 20 — The Statutory Executive Board of Officers shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One — The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two — Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three — The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously.”

“Clause 21 — The following shall be attributions of the Statutory Executive Board of Officers:

(...)

(g)  to decide on the transactions indicated in lines “p.1” to “p.4”and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;”

“Clause 22 — In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.”

“Clause 23 — The following are attributions of the Chief Executive Officer:

(...)

(d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)    to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f) to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;”

“Clause 24 — The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One — The investiture of the members of the Audit Board shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Audit Board in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two — In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Three — The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.”

“Clause 26 — The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

(a)   a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)   the amounts allocated to Contingency Reserves, if constituted;

(c)    the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twenty-five percent (25%) of the annual net profit adjusted in accordance with Section 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with paragraph 3 of this Clause; and

(d)   the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One — As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two — Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three — For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Clause 26, “Operational Cash Generation” consolidated means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance CAPEX

Where:

“GCO” means the Generation of Operational Cash consolidated of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance CAPEX” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four — Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this clause.

§ Five — The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.”

“Clause 27 — On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with subparagraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.”

6.8.1.                 Since the adjustments herein approved do not imply a reduction of the minimum mandatory dividend, no withdrawal right shall be granted to the dissenting shareholders.

6.9.                           Approve, by majority of votes, with 957,428,373 votes in favor, 150,218,635 dissenting votes, and 575,619 abstentions, the termination of the current advice statutory committes to the Board of Directors, with the consequent removal of Clause 16 of the Bylaws and renumbering of the other clauses of the Bylaws.

6.10.                    Approve, by majority of votes, with 1,103,922,096 votes in favor, 3,732,748  dissenting votes, and 567,779 abstentions, the creation of the Statutory Audit Committee, with the consequent addition of Clause 25 to govern the matter, which shall be in force with the following reading:

“CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Clause 25 — The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One — The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two — The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, that meet the independence requirements and provided that, at least one (1) member, has recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three — It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four — The SAC shall have the following duties:

(a)             review the quaterly financial information, interim financial statements and financial statements;

(b)             supervise the financial area;

(c)              ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)             ensure that the internal audit perform its duties and that the external auditors analyse, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)              establish with the external audit the work plan and the fee proposal;

(f)               recommend to the Board of Directors the hiring, compensation and replacement of the external audit;

(g)              interact with the external audit on matters related to the audit procedure;

(h)             evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)   evaluate and monitor the Company’s risk exposures.

§ Five — The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six — The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.”

6.11.                    Approve, by majority of votes, with 699,611,884 votes in favor, 380.223.484 dissenting votes, and 28.387.255 abstentions, the re-ractification fo the global compensation of the managers and members of the Audit Board approved on the Ordinary Shareholders Meeting of 2018, from up to sixty million, three hundred and ninety-three thousand, nine hundred and seventy-three reais and sixty-six cents (R$60,393,973.66) to up to one hundred and twenty-five million reais (R$125,000,000.00), which shall distributed as follows:

(a) up to eighteen million, four hundred and sixty four thousand, two hundred and sixty six reais (R$18,464,266.00) refers to the fixed and variable compensation of the members of the Board of Directors;

(b) up to one hundred and five million, seven hundred and fifty seven thousand, three hundred and seventy nine reais (R$105,757,379.00), refers to the fixed and variable compensation of the members of the Statutory Executive Board of Officers; and

(c) up to seven hundred and seventy eight thousand, three hundred and fifty five reais (R$778,355.00) refers to the fixed and variable compensation of the members of the Audit Board.

6.12.                    Additionally, the Company’s management is authorized to (a) perform all actions required to complete the Merger hereby approved, including to cancel enrollments of Fibria with the relevant federal, state or municipal agencies, and to keep the accounting books of Fibria during the legal term and (b) consolidate the Company’s Bylaws, in the form of Exhibit II.

7.                                     CLOSURE AND APPROVAL OF MINUTES: There being no further matters to address, the Meeting was adjourned for the required time to drawn up these minutes. Reopened the session; these minutes were read, approved and signed by all present. The votes and abstentions, registered by the board and filed in the head office. The votes cast through the Absentee Ballot, in accordance with ICVM No. 481/09, were filed in the Company.

Salvador, April 1st, 2019.

Board:

Pablo F. Gimenez Machado Chairman	Carlos Eduardo Pivoto Esteves Secretary

(rest of the page intentionally left in blank)

	Shareholder	Representative
1.	DYNAMO BRASIL I LLC	Absentee Ballot
2.	DYNAMO BRASIL II LLC	Absentee Ballot
3.	DYNAMO BRASIL III LLC	Absentee Ballot
4.	DYNAMO BRASIL V LLC	Absentee Ballot
5.	DYNAMO BRASIL VI LLC	Absentee Ballot
6.	DYNAMO BRASIL VIII LLC	Absentee Ballot
7.	DYNAMO BRASIL IX LLC	Absentee Ballot
8.	DYNAMO BRASIL XIV LLC	Absentee Ballot
9.	DYNAMO BRASIL XV LLC	Absentee Ballot
10.	ASCESE FUNDO DE INVESTIMENTO EM ACOES	Absentee Ballot
11.	DYC FUNDO DE INVESTIMENTO EM ACOES	Absentee Ballot
12.	DYNAMO COUGAR FIA	Absentee Ballot
13.	SAO FERNANDO IV FIA	Absentee Ballot
14.	DYBRA FIA	Absentee Ballot
15.	TNAD FUNDO DE INVESTIMENTOS EM ACOES	Absentee Ballot
16.	CLARI FUNDO DE INVESTIMENTO EM ACOES	Absentee Ballot
17.	COX MASTER FUNDO DE INVESTIMENTO DE ACOES	Absentee Ballot
18.	SUZANO HOLDING S/A	Absentee Ballot
19.	DAVID FEFFER	Absentee Ballot
20.	DANIEL FEFFER	Absentee Ballot
21.	RUBEN FEFFER	Absentee Ballot
22.	JORGE FEFFER	Absentee Ballot
23.	ALDEN FUNDO DE INVESTIMENTO EM ACOES	Absentee Ballot
24.	FUNDACAO FILANTROPICA ARYMAX	Absentee Ballot
25.	NEMONORTE IMOVEIS E PART LTDA	Absentee Ballot
26.	PER VALUE FUNDO DE INVESTIMENTO EM ACOES	Absentee Ballot
27.	WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC	Absentee Ballot
28.	IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Absentee Ballot
29.	SEASONS SERIES TRUST	Absentee Ballot
30.	GOTHIC CORPORATION	Absentee Ballot
31.	CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Absentee Ballot
32.	LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD	Absentee Ballot

	Shareholder	Representative
33.	OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM	Absentee Ballot
34.	BLACKROCK INSTITUTIONAL TRUST COMPANY NA	Absentee Ballot
35.	BILL AND MELINDA GATES FOUNDATION TRUST	Absentee Ballot
36.	CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN	Absentee Ballot
37.	CATHOLIC UNITED INVESTMENT TRUST	Absentee Ballot
38.	CIBC EMERGING MARKETS INDEX FUND	Absentee Ballot
39.	INVESCO LATIN AMERICAN FUND	Absentee Ballot
40.	EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII	Absentee Ballot
41.	IBM 401 (K) PLUS PLAN	Absentee Ballot
42.	INVESCO FUNDS	Absentee Ballot
43.	IRISH LIFE ASSURANCE PLC	Absentee Ballot
44.	MANAGED PENSION FUNDS LIMITED	Absentee Ballot
45.	MARYLAND STATE RETIREMENT AND PENSION SYSTEM	Absentee Ballot
46.	BLACKROCK GLOBAL FUNDS	Absentee Ballot
47.	NORGES BANK	Absentee Ballot
48.	OBLATE INTL PASTORAL INVESTIMENT TRUST	Absentee Ballot
49.	OHIO POLICE AND FIRE PENSION FUND	Absentee Ballot
50.	ONTARIO TEACHERS PENSION PLAN BOARD	Absentee Ballot
51.	PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT	Absentee Ballot
52.	PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX	Absentee Ballot
53.	RUSSEL EMERGING MARKETS EQUITY POOL	Absentee Ballot
54.	STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS	Absentee Ballot
55.	ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN	Absentee Ballot
56.	STE STREET TRUS LTD ATF SWIP CAP TRUS	Absentee Ballot
57.	STICHTING PHILIPS PENSIOENFONDS	Absentee Ballot
58.	PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND	Absentee Ballot
59.	TEACHER RETIREMENT SYSTEM OF TEXAS	Absentee Ballot
60.	TEACHERS RETIREMENT ALLOWANCES	Absentee Ballot
61.	THE BARINGS E. M. U. FUND, SUB-FUND, THE BARINGS L. A. FUND	Absentee Ballot
62.	THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM	Absentee Ballot
63.	CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND	Absentee Ballot
64.	THE EMERGING M.S. OF THE DFA I.T.CO.	Absentee Ballot
65.	THE MONETARY AUTHORITY OF SINGAPORE	Absentee Ballot

	Shareholder	Representative
66.	TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.	Absentee Ballot
67.	VANGUARD INVESTMENT SERIES PLC	Absentee Ballot
68.	ACADIAN EMEMRGING MARKETS EQUITY FUND	Absentee Ballot
69.	STATE OF NEW JERSEY COMMON PENSION FUND D	Absentee Ballot
70.	PINEBRIDGE LATIN AMERICA FUND	Absentee Ballot
71.	AMERICAN AIRLINES INC., MASTER FIXED BENEFIT PENSION TRUST	Absentee Ballot
72.	SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND	Absentee Ballot
73.	BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C	Absentee Ballot
74.	CAISSE DE DEPOT ET PLACEMENT DU QUEBEC	Absentee Ballot
75.	FIDELITY EMERGING MARKETS FUND	Absentee Ballot
76.	FLORIDA RETIREMENT SYSTEM TRUST FUND	Absentee Ballot
77.	INVESCO GLOBAL AGRICULTURE ETF	Absentee Ballot
78.	BLACKROCK LATIN AMERICA FUND INC	Absentee Ballot
79.	MFS EMERGING MARKETS EQUITY FUND	Absentee Ballot
80.	MFS VARIABLE INSURANCE TRUST II -MFS E M EQUITY PORTFOLIO	Absentee Ballot
81.	PANAGORA GROUP TRUST	Absentee Ballot
82.	PRINCIPAL LIFE INSURANCE COMPANY	Absentee Ballot
83.	RAYTHEON COMPANY MASTER TRUST	Absentee Ballot
84.	ROCKFELLER BROTHERS FUND	Absentee Ballot
85.	ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD	Absentee Ballot
86.	IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR	Absentee Ballot
87.	STATE OF ALASKA RETIREMENT AND BENEFITS PLANS	Absentee Ballot
88.	STATE OF MINNESOTA STATE EMPLOYEES RET PLAN	Absentee Ballot
89.	CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM	Absentee Ballot
90.	THE FIRST CHURCH OF CHRIST SCIENT B MASS	Absentee Ballot
91.	THE GOVERNMENT OF THE PROVINCE OF ALBERTA	Absentee Ballot
92.	PACE INT EMERG MARK EQUITY INVESTMENTS	Absentee Ballot
93.	WASHINGTON STATE INVESTMENT BOARD	Absentee Ballot
94.	PINEBRIDGE GLOBAL DYNAMICASSET ALLOCATION FUND	Absentee Ballot
95.	WILLIAM AND FLORA HEWLETT FOUNDATION	Absentee Ballot
96.	RUSSELL INVESTMENT COMPANY II PLC	Absentee Ballot
97.	CATHAY LIFE INSURANCE CO. LTD	Absentee Ballot

	Shareholder	Representative
98.	RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY	Absentee Ballot
99.	LAZARD GLOBAL ACTIVE FUNDS, PLC	Absentee Ballot
100.	NEW ZEALAND SUPERANNUATION FUND	Absentee Ballot
101.	BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C)	Absentee Ballot
102.	ALSCOTT INVESTMENTS, LLC	Absentee Ballot
103.	MONDRIAN EMERGING MARKETS EQUITY FUND, LP	Absentee Ballot
104.	COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION	Absentee Ballot
105.	FORD MOTOR CO DEFINED BENEF MASTER TRUST	Absentee Ballot
106.	FORD MOTOR COMPANY OF CANADA, L PENSION TRUST	Absentee Ballot
107.	INTERNATIONAL MONETARY FUND	Absentee Ballot
108.	LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST	Absentee Ballot
109.	MUNICIPAL E ANNUITY A B FUND OF CHICAGO	Absentee Ballot
110.	NEW YORK STATE NURSES ASSOCIATION P P	Absentee Ballot
111.	OKLAHOMA PUBLIC EMPLOYEES RETIREMENT SYSTEM	Absentee Ballot
112.	STATE STREET C S JERSEY L T O T COSM I F	Absentee Ballot
113.	MONDRIAN ALL COUNTRIES WORLD EX US EQ FUND LP	Absentee Ballot
114.	TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS	Absentee Ballot
115.	TEACHERS RETIREMENT SYSTEM OF OKLAHOMA	Absentee Ballot
116.	NAV CANADA PENSION PLAN	Absentee Ballot
117.	THE ANDREW W MELLON FOUNDATION	Absentee Ballot
118.	THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA	Absentee Ballot
119.	ILLINOIS MUNICIPAL RETIREMENT FUND	Absentee Ballot
120.	UTAH STATE RETIREMENT SYSTEMS	Absentee Ballot
121.	BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER	Absentee Ballot
122.	CHEVRON MASTER PENSION TRUST	Absentee Ballot
123.	JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST	Absentee Ballot
124.	NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST	Absentee Ballot
125.	THE REGENTS OF THE UNIVERSITY OF CALIFORNIA	Absentee Ballot
126.	VALIC COMPANY II - INTERNATIONAL OPPORTUNITIES FUND	Absentee Ballot
127.	EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU	Absentee Ballot
128.	ALASKA PERMANENT FUND	Absentee Ballot

	Shareholder	Representative
129.	CITY OF NEW YORK GROUP TRUST	Absentee Ballot
130.	RAILWAYS PENSION TRUSTEE COMPANY LIMITED	Absentee Ballot
131.	THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO	Absentee Ballot
132.	TRUSTEES OF THE E OF B P B DBA KAMEHAMEHA SCH	Absentee Ballot
133.	VICTORIAN FUNDS MAN C A T F V E M T	Absentee Ballot
134.	BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND	Absentee Ballot
135.	PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND	Absentee Ballot
136.	PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND	Absentee Ballot
137.	PRINCIPAL VARIABLE CONTRACTS FUNDS,INC-DIVER INT ACCOUNT	Absentee Ballot
138.	PUTNAM EMERGING MARKETS EQUITY FUND	Absentee Ballot
139.	SKAGEN KON-TIKI VERDIPAPIRFOND	Absentee Ballot
140.	THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND	Absentee Ballot
141.	IBM DIVERSIFIED GLOBAL EQUITY FUND	Absentee Ballot
142.	ISHARES PUBLIC LIMITED COMPANY	Absentee Ballot
143.	CITY OF NEW YORK DEFERRED COMPENSATION PLAN	Absentee Ballot
144.	NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND	Absentee Ballot
145.	WGI EMERGING MARKETS FUND, LLC	Absentee Ballot
146.	MONDRIAN FOCUSED EMERGING MKTS EQUITY FUND, L.P.	Absentee Ballot
147.	NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST	Absentee Ballot
148.	GOVERNMENT EMPLOYEES SUPERANNUATION BOARD	Absentee Ballot
149.	THE DUKE ENDOWMENT	Absentee Ballot
150.	NORTHERN EMERGING MARKETS EQUITY INDEX FUND	Absentee Ballot
151.	THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN	Absentee Ballot
152.	STICHTING DOW PENSIOENFONDS	Absentee Ballot
153.	PARAMETRIC EMERGING MARKETS FUND	Absentee Ballot
154.	MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITY FUND	Absentee Ballot
155.	CHEVRON UK PENSION PLAN	Absentee Ballot
156.	ALASKA COMMON TRUST FUND	Absentee Ballot
157.	ISHARES MSCI BRAZIL ETF	Absentee Ballot
158.	ISHARES II PUBLIC LIMITED COMPANY	Absentee Ballot
159.	CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD	Absentee Ballot
160.	SUNSUPER SUPERANNUATION FUND	Absentee Ballot

	Shareholder	Representative
161.	MFS HERITAGE TRUST COMPANY COLLECTIVE INVESTMENT TRUST	Absentee Ballot
162.	SPDR MSCI ACWI EX-US ETF	Absentee Ballot
163.	SPDR SP EMERGING MARKETS ETF	Absentee Ballot
164.	MANULIFE GLOBAL FUND	Absentee Ballot
165.	NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST	Absentee Ballot
166.	JOULE FUNDO DE INVESTIMENTO EM ACOES	Absentee Ballot
167.	FIDELITY INVEST TRUST LATIN AMERICA FUND	Absentee Ballot
168.	PUTNAM DYNAMIC ASSET ALLOCATION GROWTH FUND	Absentee Ballot
169.	NEW YORK STATE TEACHERS RETIREMENT SYSTEM	Absentee Ballot
170.	CAUSEWAY EMERGING MARKETS FUND	Absentee Ballot
171.	JANUS CAPITAL MANAGEMENT LLC	Absentee Ballot
172.	VIRGINIA RETIREMENT SYSTEM	Absentee Ballot
173.	MARQUIS INSTITUTIONAL GLOBAL EQUITY PORTFOLIO	Absentee Ballot
174.	THE TEXAS EDUCATION AGENCY	Absentee Ballot
175.	COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY	Absentee Ballot
176.	PIMCO FUNDS GLOBAL INVESTORS SERIES PLC	Absentee Ballot
177.	STATE STREET EMERGING MARKETS E N-L C TRUST FUND	Absentee Ballot
178.	GOVERNMENT OF SINGAPORE	Absentee Ballot
179.	GLOBAL OPPORTUNITIES UCITS UMBRELLA FUND PLC/GLOBAL OPP FUND	Absentee Ballot
180.	FUTURE FUND BOARD OF GUARDIANS	Absentee Ballot
181.	PUTNAM WORLD TRUST (IRELAND)	Absentee Ballot
182.	CITI RETIREMENT SAVINGS PLAN	Absentee Ballot
183.	CAUSEWAY EMERGING MARKETS GROUP TRUST	Absentee Ballot
184.	DELAWARE POOLED TRUST - MACQUARIE E. M. P.	Absentee Ballot
185.	NEPTUNE INVESTMENT FUNDS - NEPTUNE LATIN AMERICA FUND	Absentee Ballot
186.	NATIONAL COUNCIL FOR SOCIAL SECURITY FUND	Absentee Ballot
187.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF	Absentee Ballot
188.	IVESCO FTSE RAFI EMERGING MARKETS ETF	Absentee Ballot
189.	NORTHERN TRUST INVESTIMENT FUNDS PLC	Absentee Ballot
190.	BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION	Absentee Ballot
191.	ISHARES MSCI BRIC ETF	Absentee Ballot
192.	FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EF	Absentee Ballot

	Shareholder	Representative
193.	PEOPLE S BANK OF CHINA	Absentee Ballot
194.	PUBLIC SECTOR PENSION INVESTMENT BOARD	Absentee Ballot
195.	PUTNAM RETIREMENT ADVANTAGE GAA EQUITY PORTFOLIO	Absentee Ballot
196.	PUTNAM RETIREMENT ADVANTAGE GAA GROWTH PORTFOLIO	Absentee Ballot
197.	VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFO	Absentee Ballot
198.	COLLEGE RETIREMENT EQUITIES FUND	Absentee Ballot
199.	MEMORIAL SLOAN KETTERING CANCER CENTER	Absentee Ballot
200.	EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD	Absentee Ballot
201.	JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK	Absentee Ballot
202.	EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND	Absentee Ballot
203.	COMMONWEALTH EMERGING MARKETS FUND 3	Absentee Ballot
204.	STICHTING PENSIOENFONDS UWV	Absentee Ballot
205.	EASTSPRING INVESTMENTS	Absentee Ballot
206.	LEGAL GENERAL INTERNATIONAL INDEX TRUST	Absentee Ballot
207.	ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO	Absentee Ballot
208.	VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF	Absentee Ballot
209.	THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA	Absentee Ballot
210.	ISHARES III PUBLIC LIMITED COMPANY	Absentee Ballot
211.	NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING	Absentee Ballot
212.	VANDERBILT UNIVERSITY	Absentee Ballot
213.	AMERICAN HEART ASSOCIATION, INC.	Absentee Ballot
214.	PICTET - EMERGING MARKETS INDEX	Absentee Ballot
215.	PICTET - TIMBER	Absentee Ballot
216.	PICTET GLOBAL SELECTION FUND - G G M FUND	Absentee Ballot
217.	NORTHERN MULTI - MANAGER EMERGING MARKETS EQUITY FUND	Absentee Ballot
218.	TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F	Absentee Ballot
219.	ATAULFO LLC	Absentee Ballot
220.	FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F	Absentee Ballot
221.	MONDRIAN EMERGING MARKETS EQUITY FUND	Absentee Ballot
222.	ACADIAN EMERGING MARKETS EQUITY II FUND, LLC	Absentee Ballot

	Shareholder	Representative
223.	BELLSOUTH CORPORATION RFA VEBA TRUST	Absentee Ballot
224.	PUTNAM DYNAMIC ASSET ALLOCATION EQUITY FUND	Absentee Ballot
225.	HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO	Absentee Ballot
226.	CENTRAL PROVIDENT FUND BOARD	Absentee Ballot
227.	WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST	Absentee Ballot
228.	MFS MERIDIAN FUNDS - LATIN AMERICAN EQUITY FUND	Absentee Ballot
229.	PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER	Absentee Ballot
230.	ONTARIO PENSION BOARD	Absentee Ballot
231.	PRINCIPAL GLOBAL INVESTORS COLLECTIVE INVESTMENT TRUST	Absentee Ballot
232.	STICHTING PGGM DEPOSITARY	Absentee Ballot
233.	INVESCO GLOBAL SMALLER COMPANIES FUND	Absentee Ballot
234.	CHURCH OF ENGLAND INVESTMENT FUND FOR PENSIONS	Absentee Ballot
235.	ARIZONA PSPRS TRUST	Absentee Ballot
236.	FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD	Absentee Ballot
237.	STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD	Absentee Ballot
238.	SCHWAB EMERGING MARKETS EQUITY ETF	Absentee Ballot
239.	STICHTING PENSIOENFONDS HORECA CATERING	Absentee Ballot
240.	LACM EMERGING MARKETS FUND L.P.	Absentee Ballot
241.	POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST	Absentee Ballot
242.	ISHARES MSCI EMERGING MARKETS ETF	Absentee Ballot
243.	MIRAE ASSET GLOBAL DISCOVERY FUND	Absentee Ballot
244.	LONDON LIFE INSURANCE COMPANY	Absentee Ballot
245.	THE CANADA LIFE ASSURANCE COMPANY	Absentee Ballot
246.	THE GREAT-WEST LIFE ASSURANCE COMPANY	Absentee Ballot
247.	TRUST CUSTODY SERVICES BANK, LTD.RE: BRAZIL INFRASTRUCTURE	Absentee Ballot
248.	J.A. AND KATHRYN ALBERTSON FOUNDATION, INC.	Absentee Ballot
249.	BNY MELLON TR DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK)	Absentee Ballot
250.	POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF	Absentee Ballot
251.	CLARITAS VALOR FIA	Absentee Ballot
252.	PERPETUAL TRUST SERVICES LIMITED (ABN 48 000 142 049) AS TRU	Absentee Ballot
253.	UAW RETIREE MEDICAL BENEFITS TRUST	Absentee Ballot

	Shareholder	Representative
254.	BLACKROCK LATIN AMERICAN INVESTMENT TRUST PLC	Absentee Ballot
255.	FIRST TRUST BICK INDEX FUND	Absentee Ballot
256.	PRINCIPAL FUNDS, INC - DIVERSIFIED REAL ASSET FUND	Absentee Ballot
257.	CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND	Absentee Ballot
258.	GOTHIC HSP CORPORATION	Absentee Ballot
259.	BMO MSCI EMERGING MARKETS INDEX ETF	Absentee Ballot
260.	WELLINGTON TRUST COMPANY N.A.	Absentee Ballot
261.	HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO	Absentee Ballot
262.	NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L	Absentee Ballot
263.	BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND	Absentee Ballot
264.	TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F	Absentee Ballot
265.	LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND	Absentee Ballot
266.	JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F	Absentee Ballot
267.	THE PENSION BOARDS - UNITED CHURCH OF CHRIST, INC	Absentee Ballot
268.	CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO	Absentee Ballot
269.	EMERGING MARKETS GREAT CONSUMER FUND	Absentee Ballot
270.	EMERGING MARKETS FUND	Absentee Ballot
271.	HSBC EMERGING MARKETS POOLED FUND	Absentee Ballot
272.	NEUBERGER BERMAN INVESTMENT FUNDS PLC	Absentee Ballot
273.	CF DV EMERGING MARKETS STOCK INDEX FUND	Absentee Ballot
274.	STATE OF NEVADA	Absentee Ballot
275.	SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST	Absentee Ballot
276.	BERESFORD FUNDS PUBLIC LIMITED COMPANY	Absentee Ballot
277.	CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST	Absentee Ballot
278.	MFS EMERGING MARKETS EQUITY FUND (CAN)	Absentee Ballot
279.	TT EM M EQ F (THE FUND), A SUB-FUND OF TT I FD PLC (THE CO)	Absentee Ballot
280.	SSGA SPDR ETFS EUROPE I PLC	Absentee Ballot
281.	EUROPEAN CENTRAL BANK	Absentee Ballot
282.	VANGUARD EMERGING MARKETS SELECT STOCK FUND	Absentee Ballot
283.	EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD	Absentee Ballot

	Shareholder	Representative
284.	MASTER TRUST FOR CERTAIN TAX-QUALIFIED BECHTEL RETIREMENT PL	Absentee Ballot
285.	MONDRIAN FOCUSED EMERGING MARKETS EQUITY FUND	Absentee Ballot
286.	HARTFORD EMERGING MARKETS EQUITY FUND	Absentee Ballot
287.	VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I	Absentee Ballot
288.	TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT	Absentee Ballot
289.	ISHARES MSCI ACWI EX U.S. ETF	Absentee Ballot
290.	ISHARES MSCI ACWI ETF	Absentee Ballot
291.	ASHMORE EMERGING MARKETS EQUITY FUND	Absentee Ballot
292.	NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST	Absentee Ballot
293.	FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND	Absentee Ballot
294.	FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND	Absentee Ballot
295.	INVESCO MSCI GLOBAL TIMBER ETF	Absentee Ballot
296.	EMPLOYEES RETIREMENT SYSTEM OF TEXAS	Absentee Ballot
297.	GOTHIC ERP, LLC	Absentee Ballot
298.	LAZARD ASSET MANAGEMENT LLC	Absentee Ballot
299.	ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF	Absentee Ballot
300.	VOYA EMERGING MARKETS INDEX PORTFOLIO	Absentee Ballot
301.	VANGUARD FUNDS PUBLIC LIMITED COMPANY	Absentee Ballot
302.	ISHARES MSCI BRAZIL UCITS ETF USD (ACC)	Absentee Ballot
303.	COLUMBIA EM QUALITY DIVIDEND ETF	Absentee Ballot
304.	MFS GLOBAL NEW DISCOVERY FUND	Absentee Ballot
305.	JANA EMERGING MARKETS SHARE TRUST	Absentee Ballot
306.	INVESCO SP EMERGING MARKETS MOMENTUM ETF	Absentee Ballot
307.	MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO	Absentee Ballot
308.	MERCER QIF FUND PLC	Absentee Ballot
309.	USAA MASTER TRUST (PENSION RSP)	Absentee Ballot
310.	K INVESTMENTS SH LIMITED	Absentee Ballot
311.	ISHARES GLOBAL TIMBER FORESTRY ETF	Absentee Ballot
312.	COMMONWEALTH SUPERANNUATION CORPORATION	Absentee Ballot
313.	HAND COMPOSITE EMPLOYEE BENEFIT TRUST	Absentee Ballot
314.	JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND	Absentee Ballot
315.	TRANSAMERICA EMERGING MARKETS EQUITY	Absentee Ballot

	Shareholder	Representative
316.	DOW RETIREMENT GROUP TRUST	Absentee Ballot
317.	UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST	Absentee Ballot
318.	WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR	Absentee Ballot
319.	GOLDMAN SACHS GIVI GLOBAL EQUITY - GROWTH M TILT PORTFOLIO	Absentee Ballot
320.	ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S	Absentee Ballot
321.	CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND	Absentee Ballot
322.	FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND	Absentee Ballot
323.	ISHARES CORE MSCI EMERGING MARKETS ETF	Absentee Ballot
324.	ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF	Absentee Ballot
325.	STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F	Absentee Ballot
326.	BLACKROCK GLOBAL INDEX FUNDS	Absentee Ballot
327.	THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM	Absentee Ballot
328.	EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR	Absentee Ballot
329.	ST STR RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F	Absentee Ballot
330.	PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD	Absentee Ballot
331.	STICHTING FC MULTI MANAGER EMERGING EQUITY ACTIVE	Absentee Ballot
332.	SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL	Absentee Ballot
333.	ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR	Absentee Ballot
334.	THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY	Absentee Ballot
335.	WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY	Absentee Ballot
336.	KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III	Absentee Ballot
337.	COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC	Absentee Ballot
338.	ADVANCED SERIES TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO	Absentee Ballot
339.	GENERAL PENSION AND SOCIAL SECURITY AUTHORITY	Absentee Ballot
340.	MFS INVESTMENT FUNDS - EMERGING MARKETS EQUITY FUND	Absentee Ballot
341.	EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR	Absentee Ballot
342.	INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF	Absentee Ballot

	Shareholder	Representative
343.	QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP	Absentee Ballot
344.	DIVERSIFIED REAL ASSET CIT	Absentee Ballot
345.	AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND	Absentee Ballot
346.	OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND	Absentee Ballot
347.	THREE MILE ISLAND UNIT ONE QUALIFIED FUND	Absentee Ballot
348.	THREADNEEDLE INVESTMENT FUNDS ICVC	Absentee Ballot
349.	NORTHERN TRUST LUX MAN COMP SA IN R OF SCH INT S R F FCP-SIF	Absentee Ballot
350.	STATE STREET IRELAND UNIT TRUST	Absentee Ballot
351.	GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND	Absentee Ballot
352.	EIT GLOBAL ALL COUNTRY MANAGED VOLATILITY EX-AUSTRALIA FUND	Absentee Ballot
353.	THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY	Absentee Ballot
354.	MAINSTAY MACKAY EMERGING MARKETS EQUITY FUND	Absentee Ballot
355.	MFS EMERGING MARKETS EQUITY TRUST	Absentee Ballot
356.	GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO	Absentee Ballot
357.	SPDR SP EMERGING MARKETS FUND	Absentee Ballot
358.	DIVERSIFIED MARKETS (2010) POOLED FUND TRUST	Absentee Ballot
359.	AQUILA EMERGING MARKETS FUND	Absentee Ballot
360.	DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF	Absentee Ballot
361.	WMC GEM SYSTEMATIC EQUITY FUND	Absentee Ballot
362.	NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L	Absentee Ballot
363.	NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND	Absentee Ballot
364.	ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD	Absentee Ballot
365.	ENSIGN PEAK ADVISORS,INC	Absentee Ballot
366.	ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P	Absentee Ballot
367.	ADVANCED SERIES TRUST - AST T. ROWE PRICE DIVERSIFIED R G P	Absentee Ballot
368.	SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF	Absentee Ballot
369.	KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I	Absentee Ballot
370.	WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND	Absentee Ballot
371.	BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)	Absentee Ballot
372.	DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F	Absentee Ballot

	Shareholder	Representative
373.	INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC	Absentee Ballot
374.	STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO	Absentee Ballot
375.	PERPETUAL T S L AS R E F P G D ASSET ALLOCATION FUND	Absentee Ballot
376.	CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND	Absentee Ballot
377.	LEGAL GENERAL GLOBAL EQUITY INDEX FUND	Absentee Ballot
378.	TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED	Absentee Ballot
379.	ITAU FUNDS - LATIN AMERICA EQUITY FUND	Absentee Ballot
380.	INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST	Absentee Ballot
381.	ADVANCED SERIES TRUST - AST LEGG MASON DIVERSIFIED GROWTH P	Absentee Ballot
382.	SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND	Absentee Ballot
383.	WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND	Absentee Ballot
384.	PINEBRIDGE GLOBAL DYNAMIC ASSET ALLOCATION FUND LLC	Absentee Ballot
385.	SPDR MSCI ACWI LOW CARBON TARGET ETF	Absentee Ballot
386.	ISHARES MSCI ACWI LOW CARBON TARGET ETF	Absentee Ballot
387.	ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E	Absentee Ballot
388.	PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND	Absentee Ballot
389.	POOL REINSURANCE COMPANY LIMITED	Absentee Ballot
390.	LEGAL GENERAL COLLECTIVE INVESTMENT TRUST	Absentee Ballot
391.	TT HORIZON E FUND A SUB FUND OF TT INTERNATIONAL FUNDS PLC	Absentee Ballot
392.	GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF	Absentee Ballot
393.	PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND	Absentee Ballot
394.	PIMCO RAE EMERGING MARKETS FUND LLC	Absentee Ballot
395.	RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND	Absentee Ballot
396.	GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND	Absentee Ballot
397.	LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO	Absentee Ballot
398.	STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND	Absentee Ballot
399.	STATE STREET EMERGING MARKETS EQUITY INDEX FUND	Absentee Ballot
400.	GIVI GLOBAL EQUITY FUND	Absentee Ballot
401.	ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ BEST STYLES G AC EQ	Absentee Ballot

	Shareholder	Representative
402.	BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F	Absentee Ballot
403.	CAUSEWAY FUNDS PLC	Absentee Ballot
404.	FSS EMERGING MARKET EQUITY TRUST	Absentee Ballot
405.	LACM EMII, L.P.	Absentee Ballot
406.	THE BOARD OF THE PENSION PROTECTION FUND	Absentee Ballot
407.	GUIDEMARK EMERGING MARKETS FUND	Absentee Ballot
408.	DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF	Absentee Ballot
409.	NORTHERN TRUST UCITS FGR FUND	Absentee Ballot
410.	WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD	Absentee Ballot
411.	THE NORTH CAROLINA SUPPLEMENTAL RETIREMENT PLANS G	Absentee Ballot
412.	PINEBRIDGE DYNAMIC ASSET ALLOCATION FUND	Absentee Ballot
413.	FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND	Absentee Ballot
414.	MONDRIAN MASTER COLLECTIVE INVESTMENT TRUST	Absentee Ballot
415.	FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF	Absentee Ballot
416.	TT EM UNCONSTRAINED OPPORTUNITIES FUND LIMITED	Absentee Ballot
417.	OLD WESTBURY (CAYMAN) FUNDS SPC - OW (CAYMAN) SM M C ST SP	Absentee Ballot
418.	KAPITALFORENINGEN INVESTIN PRO, LOW RISK EQUITIES I	Absentee Ballot
419.	WISDOMTREE EMERGING MARKETS DIVIDEND FUND	Absentee Ballot
420.	BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF	Absentee Ballot
421.	SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF	Absentee Ballot
422.	ACADIAN COLLECTIVE INVESTMENT TRUST	Absentee Ballot
423.	FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND	Absentee Ballot
424.	PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD	Absentee Ballot
425.	MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF	Absentee Ballot
426.	ISHARES IV PUBLIC LIMITED COMPANY	Absentee Ballot
427.	THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD	Absentee Ballot
428.	SCHLUMBERGER GROUP TRUST AGREEMENT	Absentee Ballot
429.	TRUST AND CUS SERVICES BANK, LTD. AS TRT HSBC BR NEW MO FD	Absentee Ballot
430.	TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED	Absentee Ballot
431.	RUSSELL INVESTMENT COMPANY SELECT INTERNATIONAL EQUITY FUND	Absentee Ballot

	Shareholder	Representative
432.	WELLINGTON EMERGING MARKETS EQUITY FUND (AUSTRALIA)	Absentee Ballot
433.	LEGAL GENERAL ICAV	Absentee Ballot
434.	VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F	Absentee Ballot
435.	JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT	Absentee Ballot
436.	INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST	Absentee Ballot
437.	CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD	Absentee Ballot
438.	FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND	Absentee Ballot
439.	OPPENHEIMER EMERGING MARKETS REVENUE ETF	Absentee Ballot
440.	STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU	Absentee Ballot
441.	FIDELITY INVESTMENT TRUST: FIDELITY FLEX INTERNATIONAL FUND	Absentee Ballot
442.	WISDOMTREE EMERGING MARKETS DIVIDEND INDEX ETF	Absentee Ballot
443.	WELLINGTON MULTI-ASSET ABSOLUTE RETURN CUSTOMIZED FUND (CAYM	Absentee Ballot
444.	THE COMMONWEALTH FUND	Absentee Ballot
445.	CADENCE GLOBAL EQUITY FUND L.P.	Absentee Ballot
446.	WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO	Absentee Ballot
447.	ISHARES MSCI EMERGING MARKETS EX CHINA ETF	Absentee Ballot
448.	PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN	Absentee Ballot
449.	SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG	Absentee Ballot
450.	DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL	Absentee Ballot
451.	SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.	Absentee Ballot
452.	STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND	Absentee Ballot
453.	RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL	Absentee Ballot
454.	INVESCO PUREBETASM FTSE EMERGING MARKETS ETF	Absentee Ballot
455.	VIRTUS GLOVISTA EMERGING MARKETS ETF	Absentee Ballot
456.	NATIONWIDE MAXIMUM DIVERSIFICATION EMERGING MARKET	Absentee Ballot
457.	USAA MSCI EMERGING MARKETS VALUE MOMENTUM BLEND IN	Absentee Ballot
458.	THE INCUBATION FUND, LTD.	Absentee Ballot
459.	ALLIANZ BEST STYLES GLOBAL AC EQUITY FUND	Absentee Ballot
460.	ASHMORE SICAV INDIAN SMALL CAP EQUITY FUND	Absentee Ballot

	Shareholder	Representative
461.	FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI	Absentee Ballot
462.	CLARITAS TOTAL RETURN MASTER FIM	Absentee Ballot
463.	INTEL RETIREMENT PLANS COLLECTIVE INVESTMENT TRUST	Absentee Ballot
464.	GREAT-WEST EMERGING MARKETS EQUITY FUND	Absentee Ballot
465.	RBC EMERGING MARKETS VALUE EQUITY FUND	Absentee Ballot
466.	MASSMUTUAL SELECT T. ROWE PRICE INTERNATIONAL EQUI	Absentee Ballot
467.	COLONIAL FIRST STATE INVESTMENT FUND 50	Absentee Ballot
468.	PARAMETRIC TMEMC FUND, LP	Absentee Ballot
469.	COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN	Absentee Ballot
470.	PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER	Absentee Ballot
471.	VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL	Absentee Ballot
472.	PUTNAM EMERGING MARKETS EQUITY FUND, LP	Absentee Ballot
473.	INVESCO GLOBAL SMALL CAP EQUITY POOL	Absentee Ballot
474.	BRIDGEWATER PURE ALPHA STERLING FUND, LTD.	Absentee Ballot
475.	MORNINGSTAR INTERNATIONAL EQUITY FUND, A SERIES OF	Absentee Ballot
476.	WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) II SICAV	Absentee Ballot
477.	FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA	Absentee Ballot
478.	BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.	Absentee Ballot
479.	BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.	Absentee Ballot
480.	GALLERY TRUST - MONDRIAN EMERGING MARKETS EQUITY F	Absentee Ballot
481.	BORDER TO COAST EMERGING MARKETS EQUITY FUND	Absentee Ballot
482.	ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG	Absentee Ballot
483.	FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN	Absentee Ballot
484.	WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL	Absentee Ballot
485.	LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND	Absentee Ballot
486.	PUBLIC PENSION AGENCY	Absentee Ballot
487.	WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL	Absentee Ballot
488.	SYMMETRY PANORAMIC GLOBAL EQUITY FUND	Absentee Ballot

	Shareholder	Representative
489.	SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND	Absentee Ballot
490.	DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C	Absentee Ballot
491.	DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES	Absentee Ballot
492.	LOS ANGELES CAPITAL GLOBAL FUNDS PLC	Absentee Ballot
493.	BNDES PARTICIPAÇÕES S.A. — BNDESPAR	P.P. ANDRÉ CARVALHO FOSTER VIDAL
494.	VOTORANTIM S.A.	P.P FLAVIA JARDIM DE OLIVEIRA STIEVANI
495.	WALTER SCHALKA	P.P PABLO FRANCISCO GIMENEZ MACHADO
496.	LETKO BROSSEAU EMERGING MARKETS EQUITY FUND	P.P. RICARDO JOSÉ MARTINS GIMENEZ
497.	RBC EMERGING MARKETS DIVIDEND FUND
498.	RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY FUND
499.	ROBECO CAPITAL GROWTH FUNDS
500.	HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY
501.	HSBC GLOBAL INVESTMENT FUNDS - ECONOMIC SCALE GEM EQUITY
502.	HSBC GLOBAL INVESTMENT FUNDS - LATIN AMERICAN EQUITY
503.	AMUNDI FUNDS
504.	FIDELITY ACTIVE STRATEGY SICAV
505.	FIDELITY FUNDS - EMERGING MARKETS FUND
506.	FIDELITY FUNDS - LATIN AMERICA FUND
507.	FIDELITY FUNDS SICAV
508.	FIL GENESIS LIMITED
509.	ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
510.	BRITISH COAL STAFF SUPERANNUATION SCHEME
511.	BUREAU OF LABOR FUNDS-LABOR INSURANCE FUND
512.	BUREAU OF LABOR FUNDS-LABOR PENSION FUND
513.	FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND
514.	FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND
515.	FORSTA AP-FONDEN
516.	FRANKLIN TEMPLETON INVESTMENT FUNDS
517.	JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

	Shareholder	Representative
518.	MINEWORKERS`PENSION SCHEME
519.	PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
520.	SCRI - ROBECO QI CUSTOMIZED EMERGING MARKETS ENHANCED INDEX EQUITIES FUND
521.	SCRI - ROBECO QI INSTITUTIONAL EMERGING MARKETS ENHANCED INDEX EQUITIES FUND
522.	T.ROWE PRICE FUNDS SICAV
523.	T.ROWE PRICE INTERNATIONAL FUNDS: T.ROWE PRICE LATIN AMERICA FUND
524.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828
525.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829
526.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835
527.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045849
528.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792
529.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045794
530.	THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795
531.	VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST
532.	LCL ACTIONS EMERGENTS
533.	FIDELITY UCITS II ICAV
534.	NUSHARES ESG EMERGING MARKETS EQUITY ETF
535.	IT NOW IMAT FUNDO
536.	ITAU COMMODITIES AÇÕES
537.	MULTIMIX WHOLESALE INT. TRUST
538.	FIDELITY GLOBAL EMERGING MARKETS FUND
539.	KAPITAL FORENINGEN
540.	MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FUND
541.	MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED
542.	T. ROWE PRICE GLOBAL ALLOCATION
543.	T. ROWE PRICE RETIREMENT HYBRID
544.	T. ROWE PRICE EMERGING MARKET
545.	T. ROWE PRICE I INT FUNDS INC ON BEHALF OF ITS SEPARATE SER T. ROWE PRICE IEMER MARKET
546.	T. ROWE PRICE I INT FUNDS INC ON BEHALF OF ITS UNDERLYING T
547.	THE CHURCH COMMIONERS FOR ENGLAND

	Shareholder	Representative
548.	VANGUARD ESG INTERNATIONAL STOCK
549.	CONTI INTERNATIONAL
550.	THE BANK OF NEW YORK ADR

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1ST, 2019

EXHIBIT I

PROTOCOL AND JUSTIFICATION

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PROTOCOL AND JUSTIFICATION OF THE MERGER OF FIBRIA CELULOSE S.A. BY SUZANO PAPEL E CELULOSE S.A.

The management of the companies identified below, as well as the respective companies identified below:

(i) SUZANO PAPEL E CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with head office in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, Pituba, CEP 41810-012, registered in the Board of Trade of the State of Bahia under NIRE 29.300.061.331, herein represented in accordance with its bylaws (“Suzano”); and

(ii) FIBRIA CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with head office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia, CEP 04551-010, registered in the Board of Trade of the State of São Paulo under NIRE 35.300.022.807, herein represented in accordance with its bylaws (“Fibria” and, jointly with Suzano, the “Parties” or “Companies”),

For the reasons of and aiming the goals detailed below in conformity with articles 224 and 225 of Law No. 6.404/76, as amended (“Brazilian Corporation Law”), have decided to execute this protocol and justification (“Merger Agreement”) for the purposes of the merger of Fibria into Suzano, under the following terms and conditions:

1. INTRODUCTION

1.1. Purpose. The purpose of this Merger Agreement is to substantiate the justifications, terms and conditions of the merger of Fibria, with its subsequent winding up and transfer of its net equity to Suzano (“Merger”).

1.2. Justification. After the analysis of the current scenario and status of the companies, the management decided to propose the merger of Fibria into Suzano, believing that the effective integration of the activities of Fibria and Suzano, after the combination of their shareholding basis completed on January 14, 2019, will allow synergy gains as a result of the reduction in logistics and administrative operational costs and risks.

2. APPRAISAL CRITERIA; ADJUSTMENT OF EQUITY VARIATIONS

2.1. Form. Due to the Merger, Suzano will receive all the net equity of Fibria, succeeding it on an universal basis with regard to all of its assets, rights and liabilities, without any discontinuity.

2.2. Transaction Base Date. The reference date of the transaction shall be December 31, 2018 (“Base Date”).

2.3. Appraisal Criteria. The assets, rights and liabilities of Fibria’s net equity that will be transferred to Suzano will be appraised at its book value.

2.4. Appraiser; Appraisal Report. The officers of the Parties appoint, hereby, ad referendum of Suzano ESM and Fibria ESM (as defined below), as the appraiser, under the terms of Section 2.3, PriceWaterhouseCoopers, Auditores Independentes, a corporation with head office at Avenida Francisco Matarazzo, No. 1400, Torino Tower, in the City of São Paulo, State of São Paulo, CEP 05001-903, enrolled with the CNPJ/MF under No. 61.562.112/0001-20 (“Appraiser”), responsible to determine Fibria’s net equity according to its book value (“Appraisal Report”), which now constitutes and is an integral and inseparable part of this Merger Agreement for any purposes of law, under the terms of Exhibit I.

2.4.1. Considering that Suzano holds one hundred per cent (100%) of the capital stock issued by Fibria and in view of the decision of the Board of Commissionaires of the Security and Exchange Commission of Brazil (“CVM”) of February 15, 2018 in the Proceeding SEI No. 19957.011351/2017-21, the valuation report mentioned on Article 264 of the Brazilian Corporation Law shall not be necessary. 2.4.2. Under the terms of Article 227, § 1st of the Brazilian Corporation Law, the appointment of the Appraiser shall be subject to the ratification of Suzano’s general shareholders meeting that deliberates about the Merger.

2.4.3. The merger shall not grant the right of withdrawal to dissenting shareholders within the Merger, since the applicable law limits such right to the shareholders of the merged company and Fibria is a wholly-owned subsidiary of Suzano. That being, it is not the case of dissident shareholders and, as a consequence, of reimbursement amount due to Fibria’s shareholder due to the Merger.

2.4.4. The Appraiser states that: (i) there is no potential or current conflict or common interest with the Companies’ shareholders or, further, as regards to the Merger; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented, or may have prevented the access, use or knowledge of information, properties, documents or work methodologiesthat are material for the quality of their conclusions. The Appraiser was selected for the works described herein due to its wide and renowned experience in preparing reports and appraisals of such nature.

2.4.5. Suzano shall bear all the costs related to the hiring of the Appraiser for preparing the Appraisal Report.

2.5. Net Equity to be Transferred; Capital Changes. Under the terms of the Appraisal Report, the net equity of Fibria for purposes of the Merger is fourteen billion, one hundred and forty-nine 34 million, three thousand, five hundred and ten reais and fifty-five cents (R$ 14,149,003,510.55), which will be the amount of the net assets to be transferred to Suzano. The Merger will not result in capital increase of Suzano and, consequently, there will be no exchange ratio of shares, since Suzano is the owner of the total capital stock of Fibria.

2.6. Assets of Fibria to be Transferred to Suzano. The totality of the assets and liabilities of Fibria will be transferred to Suzano due to the Merger.

2.6.1. The following include assets and liabilities of Fibria to be transferred to Suzano, which are merely exemplifying and without prejudice to the others contemplated in the equity of the Fibria: (i) all establishments and branches of Fibria, independent if listed or not in Exhibit II to this Merger Agreement, which will be operated by Suzano as from the Merger; (ii) all fixed assets, including, but not limited to any other, all the real estate properties listed in Exhibit III, which are deposited at the headquarters of Suzano; (iii) all personal and/or real guarantees granted and provided by third parties in favor of Fibria; and (iv) all the agreements to which Fibria is a party. In addition, all the employees of Fibria will be transferred to Suzano, as well as the respective labor liabilities related to them.

2.6.2. For clarification purposes, considering that the transaction consists on a Merger, all the assets and rights of Fibria will be of Suzano by universal succession, independent if mentioned or not in this Exhibits to the Merger Agreement.

2.7. Equity Variation. Equity variations occurred between the Base Date and the date of completion of the Merger shall be absorbed by Suzano, including both the positive and negative results arising from changes on that period, considering, in each case, the respective transferred net equity.

3. CONDITION PRECEDENT; CORPORATE APPROVALS; CAPITAL STOCK

3.1. Conditions Precedent. The completion of the Merger, shall be, under the terms of article 125 of Law No. 10,406, of January 10, 2002, as amended, subject to the obtainment of the approval by ANTAQ — National Waterway Transportation Agency (“Condition Precedent”) regarding the Merger and the change of Fibria’s direct corporate control with respect to the terminals owned by Fibria and/or its subsidiaries, provided that, once the

Condition Precedent is verified (or waived by the Companies), (i) any of the Companies may communicate the other about the completion or waiver of the Condition Precedent and (ii) the Companies shall release a notice to the shareholders stating, at least, the date which the Merger shall be completed, which shall correspond to the first day of the month, immediately following the month in which the Condition Precedent was verified or the first day of the month, when the Condition Precedent is verified on the first day of the month.

3.2. Approval Actions. Notwithstanding the provisions of Section 3.1, the completion of the Merger will also depend on the following actions (“Approval Actions”), all interdependent, which shall be coordinated in order to occur, on first call, on the same date:

(i) Extraordinary Shareholders’ Meeting of Suzano to (a) approve the execution of the Merger Agreement, (b) ratify the appointment of the Appraiser, (c) approve the Appraisal Report, (d) approve the Merger, under the terms of this Merger Agreement, and (e) authorize the officers to practice all necessary measures required for the completion of the resolutions to be discussed and approved by the shareholders (“Suzano ESM”); and

(ii) Extraordinary Shareholders’ Meeting of Fibria to (a) ratify the execution of this Merger Agreement, (b) approve the Merger, under the terms of this Merger Agreement, and (c) authorize the officers to practice all necessary measures required for the completion of the resolutions to be discussed and approved by the Shareholders (“Fibria ESM”).

3.2.1. Suzano recognizes that considering that the Merger shall not result in a capital increase, its Byalws shall not be amended to this specific purpose.

3.2.2. The events described herein, as well as the other matters subject to the shareholders of the Parties at Suzano ESM and Fibria ESM that deliberate about the Merger Agreement, are reciprocally dependent businesses, assumed that one business shall not be effective unless the other one also is.

4. OTHER COVENANTS

4.1. Pro Forma Financial Statements. Since the Merger constitutes a relevant business, by means of Orientação Técnica of OCPC No. 06, the managements of the Parties elaborated the pro forma financial statements of Article 10 of the CVM Instruction No. 565, of June 15 of 2015, as altered.

4.2. Right of Withdrawal. Considering that Fibria is a wholly-owned subsidiary of Suzano, no right of withdrawal shall be granted.

5. FINAL PROVISIONS

5.1. Succession of Rights and Liabilities. Pursuant to article 227 of the Brazilian Corporation Law, Suzano will assume the assets and liabilities regarding the net equity of Fibria transferred to Suzano, under the terms of this Merger Agreement due to the Merger, without any discontinuity.

5.2. Completion. The management of the Parties shall have the powers to perform all necessary acts, registries and annotations for the completion of the Merger after the approval pursuant to the Actions of Approval, including recognizing the existence of any asset or right to be transferred to Suzano by means of the Merger.

5.3. Disclosure. The applicable documents shall be available to the shareholders of Suzano and Fibria at: (i) their respective social medias as of the date of the call notices of Suzano ESM and Fibria ESM, and/or, as the case may be, (ii) on the Investor Relations sites of Suzano (https://ri.suzano.com.br/) and Fibria (https://ri.fibria.com.br/) and (iii) on the websites of the Securities and Exchange Commission (CVM) and B3 S.A. — Brasil, Bolsa, Balcão.

5.4. Amendment. This Merger Agreement may only be amended by written instrument executed by the Parties.

5.5. Nullity and Inefficiency. A possible statement by any court of nullity or noneffectiveness of any of the provisions set forth in this Merger Agreement shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to endeavor their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become noneffective.

5.6. Waiver. The failure or delay by any of the Parties in exercising any of its rights under this Merger Agreement shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

5.7. Irrevocability and Irreversibility. This Merger Agreement is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever.

5.8. Assignment. The assignment of any of the rights and obligations agreed to in this Merger Agreement without the prior and express consent, in writing, by the Companies shall be prohibited.

5.9. Execution Instrument. This Merger Agreement, signed in the presence of two (2) witnesses, is an extrajudicial execution instrument in accordance with the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Merger Agreement constitutes an extrajudicial execution instrument for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

5.10. Applicable Law. This Merger Agreement shall be construed and governed by the laws of the Federative Republic of Brazil.

5.11. Court. The Parties and their respective managements elect the Central Court of São Paulo, State of São Paulo, to settle any divergences arising out of this Merger Agreement.

In witness whereof, the directors of the Companies execute this Merger Agreement in three (3) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, February 27, 2019.

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 1ST, 2019

EXHIBIT II

COMPANY’S BYLAWS

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BYLAWS

SUZANO S.A.

Publicly Held Company of Authorized Capital

CNPJ/MF n° 16.404.287/0001-55

NIRE n° 29.300.016.331

CHAPTER I

NAME, HEAD OFFICE, DURATION

AND PURPOSE

Clause 1 — SUZANO S.A. (“Company”) is a Brazilian publicly held company with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Sole Paragraph — With the admission of the Company in the special listing segment of the Novo Mercado of B3 S.A. — Brasil Bolsa, Balcão (“B3”), the Company, its shareholders, managers and audit board members are subject to the Novo Mercado Listing Regulations of the B3 (“Novo Mercado Rules”).

Clause 2 — The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 — The Company shall have indeterminate duration.

Clause 4 — The objects of the Company are:

(a)                       manufacture, trade, import and export of pulp, paper and other products originated from the transformation of forest materials, including their recycling, as well as wood and products related to the printing industry;

(b)                       formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specializing in forest cultivation and management;

(c)                        provision of services, and import, export and commercial operation of assets related to the Company’s purposes;

(d)                       transportation, by itself or by third parties;

(e)                        holding interest as a partner or shareholder in any other company or project;

(f)                         operation of port terminals;

(g)                       generation and sale of electricity;

(h)                       rendering of waterborne transport services by means of cabotage and inland navigation, as well as auxiliary activities such as maritime operations and signaling;

(i)                          rendering of port operator services for the movement and storage of goods, for or deriving of waterborne transport, within the organized port area; and

(j)                          operation of airports and landing fields.

CHAPTER II

CAPITAL STOCK AND SHARES

Clause 5 — The capital stock of the Company, fully subscribed is of nine billion, two hundred and sixty-nine million, two hundred and eighty one thousand, four hundred and twenty four reais and sixty three cents (R$9,269,281,424.63), divided into one billion, three hundred and sixty one million, two hundred and sixty-three thousand, five hundred and eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.

§ One — The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of seven hundred and eighty million, one hundred and nineteen, seven hundred and twelve (780,119,712) ordinary shares, all exclusively book-entry type.

§ Two — The Company may not issue preferred shares.

§ Three — In the event of an increase in capital, pursuant to the terms of the law, the shareholders shall have the preemptive right in subscription of the shares to be issued, in proportion to the number of shares that they hold.

§ Four — The Board of Directors may exclude the right of first refusal for existing shareholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

§ Five — In the event of capital increase by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity of shares as those existing at the moment prior to the increase, and the rights attributed to the shares issued by the Company must be fully obeyed.

Clause 6 — Any shareholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of twelve percent (12%) per year and a penalty payment of ten percent (10%) on the amount of the outstanding balance of the call.

CHAPTER III

THE SHAREHOLDERS MEETING

Clause 7 — The Shareholders Meeting shall be convened, ordinarily, in one of the four (4) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Sole Paragraph — The Shareholders Meeting which has as a matter of its agenda the resolution over (i) the cancellation of the company’s registry as a publicly held company, (ii) the withdraw of the Company from the Novo Mercado, or (iii) the change or the exclusion of Clause 30 below, shall be called, with at least, sixty (60) days in advance.

Clause 8 — The Shareholders Meeting shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, by the Chief Executive Officer, or by the Investor Relations Officer and the shareholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The Shareholders Meeting may also be declared to be in session by an attorney-in-fact, appointed for that specific purpose by the Chairman of the Board of Directors or by the Chief Executive Officer.

CHAPTER IV

THE MANAGEMENT

Clause 9 — The following are the Company’s management bodies: (a) the Board of Directors: and (b) the Statutory Executive Board of Officers.

Clause 10 — The Board of Directors is a committee decision body, and representation of the Company is a private right of the Statutory Chief Executive Officers and Statutory Executive Officers.

§ One — The term of office of the members of the Board of Directors is two (2) years, and that of the Statutory Executive Board of Officers is one (1) year, but both shall be extended until the new members appointed are sworn in. Board members will serve a unified term and re-election is allowed.

§ Two — The investiture of the members of the Board of Directors and of the Statutory Executive Board of Officers is conditional on the prior execution of the Managers’ Term of Investiture in accordance with the Novo Mercado Rules, as well as their compliance with the applicable legal requirements.

§ Three — The positions of Chairman of the Board of Directors and Chief Executive Officer or key executive of the Company cannot be held by the same person.

Clause 11 — The Annual Shareholders Meeting shall, annually, determine the global compensation amount of the members of the Board of Directors and Statutory Executive Board of Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Statutory Executive Board of Officers.

SECTION I

THE BOARD OF DIRECTORS

Clause 12 — The Board of Directors shall be made up of between five (5) and ten (10) members, resident in or outside Brazil, elected and dismissed by the Shareholders Meeting, who shall appoint a Chairman and up to two (2) Vice-Chairmen from among them.

§ One — Out of the members of the Board of Directors, at least twenty percent (20%) shall be Independent Directors, as per the definition of the Novo Mercado Rules, and expressly declared as such in the Shareholders Meeting which elects them, being also considered as independent the Directors elected upon the faculty set forth by paragraphs 4 and 5 of article 141 of Law No. 6,404/76 (“Corporations Law”).

§ Two — When, due to the compliance of the percentage referred in the paragraph above, results in a fractional number of directors, it shall proceed with the rounding in the terms of the Novo Mercado Rules.

Clause 13 — The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of two (2) days’ notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first (1st) call is at least two-thirds (2/3) of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present, and, on second (2nd) call, the majority of its members, provided that at least the Chairman or one of the Vice-Chairmen of the Board of Directors shall be present. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One — Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the three (3) days following meetings, deliver to the head office, or send by e-mail, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two — Any member of the Board of Directors shall have the right to be represented, through written document or through e-mail, by another member of the Board of Directors, whether for the formation of a quorum, or for voting, with the option to indicate, or not, his or her vote. This representation shall be extinguished simultaneously with the closing of the meeting of the Board of Directors.

§ Three — Similarly, votes shall be valid if made by letter, telegram or e-mail, when received by the Chairman of the Board of Directors or his substitute, up to the end of the meeting.

§ Four — The Chairman of the Board of Directors may invite any of the members of the committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, any members of executive committees to the Board of Directors (statutory or not) or the Statutory Executive Board of Officers that not a member of the Board of Directors, and, also, any other executive of the Company, or the representative of the Company’s external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five — The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 14 — The following shall be the attributes of the Board of Directors:

(a)                                to fix the general orientation of the Company’s business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;

(b)                                if a Committee is created to evaluate the matter hereof, after listening such committee, to elect, evaluate or dismiss Statutory Executive Officers of the Company, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws, as well as orient the vote of the Company, its subsidiaries or controlled companies, in the election of the managers of the subsidiaries or controlled companies or other companies in which the Company, its subsidiaries or controlled companies hold any equity interest, whenever the Company’s, its subsidiaries or controlled companies investment to which the manager will be elected represents an amount equivalent to at least five percent (5%) of the Company’s net equity, as disclosed in the Company’s Financial Statements for the most recent year-end closing;

(c)                                 to inspect the management as effected by the Statutory Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or to be signed, and any other actions;

(d)                                if a Committee is created to evaluate the matter hereof, after listening such committee, to state an opinion on the management report and accounts of the Statutory Executive Board of Officers;

(e)                                 if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint and dismiss the independent auditors, subject to the right of veto provided for by law;

(f)                                  if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the accounting criteria and practices;

(g)                                if a Committee is created to evaluate the matter hereof, after listening such committee, to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;

(h)                                if a Committee is created to evaluate the matter hereof, after listening such committee, to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets consolidated, which shall be prepared by the Statutory Executive Board of Officers;

(i)                                   to monitor and evaluate the economic and financial performance of the Company;

(j)                                   to state opinions on any proposals or recommendations made by the Statutory Executive Board of Officers to the General Shareholders Meeting;

(k)                                to decide on the grant, or not as the case may be, of the preemptive right of shareholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in article 172 of the Corporations Law;

(l)                                   subject to the terms of line “k” above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;

(m)                            if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize initial or subsequent participation of the Company as a partner, shareholder or member of a consortium, in another company (except for wholly owned subsidiaries) or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company’s transactions, or disposal in any manner or form of any shareholding or interest which is part of the Company’s assets;

(n)                                to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;

(o)                                if a Committee is created to evaluate the matter hereof, after listening such committee, to appoint the Investor Relations Officer;

(p)                                if a Committee is created to evaluate the matter hereof, after listening such committee, to authorize the Statutory Executive Board of Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the competent Board of Trade:

(p.1)                                to sell, place a charge on or acquire assets related to the Company’s fixed assets and those referred in line “m” of this Clause;

(p.2)                                to give a real guarantee of any nature, or to give a chattel mortgage;

(p.3)                                to agree asset or liability financial transactions, including those known as “vendor” transactions, in which the Company is a guarantor for its clients;

(p.4)                                to sign any other contracts in accordance with defined limits of authority in relation to amounts;

(p.5)                                to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws, provided that such acts are legally within its competence;

(p.6)                                to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company’s reputation or image;

(q)                                to decide on the establishment of a consultative council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body;

(r)                                 to create other committees to advice the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 15 below;

(s)                                  if a Committee is created to evaluate the matter hereof, after listening such committee, to nominate people to drive sectors or areas of the Company, as non-statutory Executive Officer, who shall report to an Statutory Executive Officer, not implying such procedure in the delegation of powers which, by law or the present Bylaws, are exclusive of Statutory Executive Officers elected, neither attributing to them, therefore, the condition of member of any statutory organ;

(t)                                   if a Committee is created to evaluate the matter hereof, after listening such committee, to recommend, in favor or against, any tender offer for the acquisition of shares which aim at acquiring the shares issued by the Company (“OPA”), by means of a prior justified opinion, disclosed in up to fifteen (15) days as from the publication of the OPA notice, which shall encompass, at least (i) the convenience and opportunity of the terns offer for the acquisition of shares in relation to the joint interest of the shareholders and in relation to the liquidity of the securities; (ii) the repercussions of the tender offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; and (iv) other items that the Board of Directors considers pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”); and

(u)                                if a Committee is created to evaluate the matter hereof, after listening such committee, to define a triple list of companies specializing in economic valuation of companies for the preparation of an appraisal report of the Company’s shares, in cases of OPA for cancellation of registration as a publicly held company or for the withdraw from the Novo Mercado.

Clause 15 — The Board of Directors may establish other advisory committees, which function is to opine over the matter of their competence, in the terms of these Bylaws and the resolutions of the Board of Directors. The recommendations of the committees shall have an exclusive opinionative character, being that the members of the committees shall not have any deliberative power or responsibility for the resolutions.

§ One — The rules regarding composition, duties and competence of an eventual committee that comes to be created by the Board of Directors are to be defined in the specific act of creation of these committees and/or in the resolutions of the committees that follow their creation.

§ Two — The committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the committees and the expenses of the administrative support structure. When the committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

Clause 16 — The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines “b”, “c” and “d” below, at his exclusive option, of the respective Committees of the Board of Directors:

(a)                                to represent the Board of Directors in dealings with other parties;

(b)                                to suggest to the Board of Directors the general orientation of the Company’s business to be transmitted to the Statutory Executive Board of Officers;

(c)                                 to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors; and

(d)                                to accompany and give support to the activities of the Statutory Executive Board of Officers and/or of any of its members.

Clause 17 — If the Chairman of the Board of Directors is temporarily absent, he shall be substituted by one of the Vice-Presidents of that body, and it shall be for the Chairman of the Board of Directors to indicate the substitute; and when this does not happen, it shall be for the Board of Directors to make such indication. The same criterion shall be adopted in the same cases for any other member, who shall be substituted by one of his peers.

§ One — If a vacancy occurs on the Board of Directors, the seat may remain vacant until the next Annual Shareholders Meeting, without prejudice of a nomination of a substitute, in order to complete the current mandate, by the remaining directors in a Board of Directors Meeting, in the form of article 150 of the Corporations Law, if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two — The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II

THE STATUTORY EXECUTIVE BOARD OF OFFICERS

Clause 18 — The Statutory Executive Board of Officers shall be comprised of one (1) Chief Executive Officer and between four (4) and nine (9) Statutory Executive Officers, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be shareholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One — The participation of Statutory Executive Officers in the meeting, by telephone, videoconference or other means of communication is allowed; and in order to ensure the effective participation and authenticity of their vote, the Statutory Executive Officers shall deliver, within three (3) days following the meetings, at the Company’s headquarters or send by e-mail, documents signed by them confirming their participation and the content of their votes, and such action shall be waived upon the signature of the corresponding minutes of the meeting of the Statutory Executive Board of Officers by said Statutory Executive Officer, which shall refer to the manner in which the Statutory Executive Officer has expressed himself.

§ Two — The area of specific activity and competence of each of the members of the Statutory Executive Board of Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Three — The managers are not permitted to give personal guarantees.

Clause 19 — In the temporary absence:

(a)                                of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Statutory Executive Board of Officers;

(b)                                of any other Statutory Executive Officer, his replacement shall be designated by the Chief Executive Officer, from among the other members or from the direct subordinates of the Statutory Executive Officer who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Statutory Executive Officer shall take part in all the routine activities and shall have all the duties of the said officer, including that of being present at meetings of the Statutory Executive Board of Officers to instruct on matters relating to the Statutory Executive Officer who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One — In the event of a seat on the Statutory Executive Board of Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Statutory Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two — Subject to the terms of line “b” of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 20 — The Statutory Executive Board of Officers  shall meet on calling by the Chief Executive Officer, or by two (2) Statutory Executive Officers, with up to two (2) days’ prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One — The meetings of the Statutory Executive Board of Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two — Decisions at all meetings of the Statutory Executive Board of Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three — The Statutory Executive Officers may meet independently of the formality of calling, when there is an urgent subject. For this meeting to be valid it is necessary that two-thirds (2/3) of the members of the Statutory Executive Board of Officers to be present or represented, and that the decision be taken unanimously

Clause 21 — The following shall be attributions of the Statutory Executive Board of Officers:

(a)                                to comply with the terms of these Bylaws, and the decisions of the General Meeting of Shareholders and of the Board of Directors, and cause them to be complied with;

(b)                                to administer and manage the Company’s business in accordance with the orientation established by the Board of Directors;

(c)                                 to produce monthly interim financial statements and deliver them to the Board of Directors;

(d)                                to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

(e)                                 to propose to the Board of Directors the approval of the procedures referred to in Clauses 27 and 28 of these Bylaws;

(f)                                  to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

(g)                                to decide on the transactions indicated in lines “p.1” to “p.4” and “p.6” of Clause 14 of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors, as well as to resolve on investments on wholly owned subsidiaries in any amounts;

(h)                                to open and/or close branch offices or warehouses throughout the whole of Brazil;

(i)                                   to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company’s business; and

(j)                                   to seek continuous improvement in the organizational climate and results.

Clause 22 — In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two (2) of its Statutory Executive Officers.

§ One — The Company may be represented by one (1) Statutory Executive Officer and one (1) person holding a power of attorney, by two (2) persons holding powers of attorney or even by one (1) person holding a power of attorney, provided that the power of attorney itself is given by two (2) Statutory Executive Officers, provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two — No powers may be subrogated under any power of attorney, except for the purposes of court proceedings and in-court representation.

§ Three — The Company may, subject to the terms of this Clause, be represented by a single Statutory Executive Officer, or by an attorney-in-fact with specific powers to practice any of the following acts:

(a)                                in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company’s account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

(b)                                representation of the Company before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

(c)                                 representation of the Company before the Labor Courts, the Public Attorneys’ Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation; and

(d)                                representation of the Company in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four — Except for purposes of the Courts, and of representation of the Company in administrative disputes and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to June 30 of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 23 — The following are attributions of the Chief Executive Officer:

(a)                                without prejudice to the terms of Clause 22 above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

(b)                                to represent the Company in its public and private relationships at high level;

(c)                                 to oversee all the Company’s activities in conformity with the orientation established by the Board of Directors;

(d)                                to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Statutory Executive Board of Officers and the Board of Directors;

(e)                                 to submit to examination by the Statutory Executive Board of Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

(f)                                  to stimulate good relations between the Statutory Executive Board of Officers, eventual committees and the Board of Directors, based on the interests of the Company;

(g)                                to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company’s activities and investments, discussing all the material aspects with him;

(h)                                to propose to the Board of Directors:

(h.1)                      setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.2)                      decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

(h.3)                      acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests; and

(h.4)                      formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole Paragraph — Service of process on the Company shall be valid only when served on the Chief Executive Officer and one (1) other Statutory Executive Officer.

CHAPTER V

THE AUDIT BOARD

Clause 24 — The Audit Board is a non-permanent body, and shall be duly installed upon request of the shareholders, in accordance with the applicable laws. One installed, the Audit Board shall be comprised by three (3) to five (5) sitting members and an equal number of substitute members, appointed by the Shareholders Meetings, and shall be govern by the applicable laws and rulings, by these Bylaws and by its Internal Rules.

§ One — The investiture of the members of the Audit Board shall be conditioned to the previous subscription of the Statement of Consent of the Members of the Audit Board in accordance with the provisions of the Novo Mercado Rules, as well as compliance with applicable legal requirements.

§ Two — In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

§ Three — The sitting members of the Audit Board shall be entitled to receive a fixed compensation determined by the Shareholders Meeting, respected the minimum legal limit, and shall not be entitled to receive any additional compensation of the Company, by any company controlled by it or colligated, except if this additional compensation arises from, or is related to, services rendered to the Company prior to its appointment, or may not compromise the exercise of the duties of audit board member.

CHAPTER VI

THE STATUTORY AUDIT COMMITTEE

Clause 25 — The Company shall have a Statutory Audit Committee (“SAC”), a collegiate body of advice and instruction directly related to the Company’s Board of Directors, with the purpose of supervising the quality and integrity of financial reports, adherence to legal, statutory and regulatory laws, adequacy of processes related to risk management and activities of internal and independent auditors.

§ One — The SAC shall have its own Internal Rules, approved by the Board of Directors, which shall provide in detail its duties, as well as operational procedures, in compliance with the laws in force and the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the Company’s securities are listed.

§ Two — The SAC is a permanent body, and shall be comprised by, at least, three (3) and, at most, five (5) members, with a two (2) year term of office, appointed and removed by the Board of Directors, that meet the independence requirements and provided that, at least one (1) member, has recognized experience in matters of corporate accounting, as set forth in the Internal Rules of the SAC, in the applicable legislation and in the rules issued by the regulatory bodies of the capital markets and stock exchanges in which the securities are listed of the Company. The SAC shall have a Coordinator, whose activities shall be defined in the Internal Rules of the SAC.

§ Three — It is prohibited the participation of the Company’s Statutory Executive Officers, its controlled, controlling, colligated or companies in common control, direct or indirectly, in the SAC.

§ Four — The SAC shall have the following duties:

(a)                                 review the quarterly financial information, interim financial statements and financial statements;

(b)                                 supervise the financial area;

(c)                                  ensure that the Statutory Executive Board of Officers develops reliable internal controls;

(d)                                 ensure that the internal audit perform its duties and that the external auditors analyze, through its own review, the practices of the Statutory Executive Board of Officers and internal audit;

(e)                                  establish with the external audit the work plan and the fee proposal;

(f)                                   recommend to the Board of Directors the hiring, compensation and replacement of the external audit;

(g)                                 interact with the external audit on matters related to the audit procedure;

(h)                                 evaluate, monitor and recommend to management the correction or improvement of the Company’s internal policies, including the policy of related party transactions; and

(i)                                    evaluate and monitor the Company’s risk exposures.

§ Five — The Board of Directors shall determine the compensation of the SAC’s members, as well as the budget to cover the costs of its function.

§ Six — The SAC shall have the means necessary to receive and process complaints, including confidential, internal and external to the Company, regarding noncompliance with legal and regulatory provisions applicable to the Company, in addition to internal rules and codes, including specific procedures for the protection of the provider and the confidentiality of the complaint.

CHAPTER VII

FINANCIAL STATEMENTS AND ALLOCATION OF NET PROFIT

Clause 26 — The business year shall coincide with the calendar year, thus terminating on December 31 of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the Annual Shareholders Meeting a proposal for allocation of the net profit for the fiscal year ending on December 31 of the previous year (“Fiscal Year”), subject to deductions, in the following order, in accordance with law:

(a)                                a minimum of five percent (5%) for the Legal Reserve, until it reaches twenty percent (20%) of the registered capital, provided that in the fiscal year in which the balance of the legal reserve added by the capital reserve amounts exceed thirty percent (30%) of the capital stock, it will not be mandatory to allocate part of the net income for the fiscal year to the legal reserve;

(b)                                the amounts allocated to Contingency Reserves, if constituted;

(c)                                 the amount necessary for the payment of the minimum mandatory dividend which, in each Fiscal Year, shall be equivalent to the lowest amount between: (i) twenty-five percent (25%) of the annual net profit adjusted in accordance with article 202 of the Corporations Law; or (ii) ten percent (10%) of the consolidated Operational Cash Flow Generation in the respective Fiscal Year, calculated in accordance with Paragraph 3 of this Clause; and

(d)                                the balance, if any, shall be allocated in such a way as the Statutory Executive Board of Officers propose and the Board of Directors recommends, and the Shareholders Meeting approves, pursuant to the terms of the Corporations Law, and up to ninety percent (90%) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed eighty percent (80%) of the registered capital. The remainder shall be allocated to the Special Reserve under these Bylaws for ensuring continuity of semi-annual distribution of dividends, until such reserve reaches twenty percent (20%) of the registered capital.

§ One — As provided for in article 197 of the Corporations Law and its subparagraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with article 202 of that same law and these Bylaws, exceeds the realized portion of the net profit for the business year, the Shareholders Meeting may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two — Under article 199 of the Corporations Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the Shareholders Meeting shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three — For the purposes of calculating the amount to be paid as minimum mandatory dividends set forth in line “c” of Clause 26, consolidated “Operational Cash Generation” means the result of the following formula:

GCO = Adjusted EBITDA – Maintenance Capex

Where:

“GCO” means the consolidated Generation of Operational Cash of the Fiscal Year, expressed in national currency.

“EBITDA” means the net profit of the Fiscal Year of the Company expressed in national currency, before the income tax and social contribution on net income, financial income and expenses, depreciation, amortization and depletion.

“Adjusted EBITDA” means the EBITDA excluding items not recurrent and/or not cash and gains (losses) arising from changes in fair value of sale of the biological assets.

“Maintenance Capex” means the amount, expressed in national currency, of the investments in maintenance executed in the Fiscal Year.

§ Four — Upon the resolution of the Shareholders Meeting, the Company may distribute dividends higher than the mandatory dividends set forth in line “c” of this Clause.

§ Five — The Shareholders Meeting may allocate a participation in the profits to the members of the Board of Directors and the Statutory Executive Board of Officers, in the circumstances and within the form and limits allowed by law.

Clause 27 — On a proposal by the Statutory Executive Board of Officers, approved by the Board of Directors, the Company may pay a compensation to the shareholders, as interest on their equity, up to the limit established by article 9 of Law No. 9,249, December 26, 1995; and in accordance with sub-paragraph 7 of that article any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 28 — Interim financial statements shall be prepared on the last day of June of each year, and the Statutory Executive Board of Officers may:

(a)                                declare a semi-annual dividend, on account of the annual dividend;

(b)                                raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;

(c)                                 declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half yearly financial statements, on account of the annual dividend.

Clause 29 — The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM. Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of paragraph 2 of article 142 of the Corporations Law.

CHAPTER VIII

TENDER OFFER IN CASE OF ACQUISITION OF RELEVANT INTEREST

Clause 30 — Any Person (as defined in paragraph one below) solely or jointly with another Bound Person(s), shareholder(s) or not of the Company, which subscribes, acquires or, in any other form, including, without limitation, by means of exchange, conversion, corporate reorganization (including, but not limiting to the merger of the Company and/or of its shares or the merger by the Company of other company or the shares thereof), or even upon acquisition of preemptive rights and/or subscription of shares or other securities issued by the Company convertible into shares or which give the right to its subscription or purchase of shares of the Company, becomes holder, directly or indirectly, in Brazil or offshore, of Relevant Interest (as defined in paragraph one below) the Company shall, within the maximum term of thirty (30) days counting from the date of the event which results in the ownership of the Relevant Interest, launch or, in the case of a registered tender offer in the terms of CVM Rule 361/02, file a registry request before CVM of, an OPA for the acquisition of the totality of the shares issued by the Company, which shall be liquidated in the maximum term of (a) forty eight (48) days counting from the launch of the offer not subject to registration, and (b) one hundred and eighty (180) days counting from the date of registry filing, in the case of an offer subject to registration, in the terms of the law and applicable legislation, except for certain delays which do not arise from any act or omission of the offeror.

§ One — For the purposes of these Bylaws:

(a)                                “Derivatives” means any derivatives liquidated in shares issued by the Company and/or by means of payment in currency, traded on the stock exchange, organized or privately traded, that are referenced in shares or any other security issued by the Company;

(b)                                “Other Rights of Corporate Nature” means (i) usufruct or trust on shares issued by the Company, (ii) options to purchase, subscribe or exchange, for any purpose, that may result in the acquisition of shares issued by the Company; or (iii) any other right that permanently or temporarily secures political or shareholder rights over shares issued by the Company, including American Depositary Receipts (ADRs);

(c)                                 “Relevant Interest” means the amount of shares issued by the Company (or its legal successors) in a percentage equal to or greater than twenty percent (20%) of the total shares issued by it;

(d)                                “Person” means any person including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad;

(e)                                 “Bound Person” means any Person or group of Persons bound by a voting agreement or similar agreement, or acting jointly representing the same interests. Examples of group of persons acting jointly representing the same interests are those (i) that are directly or indirectly controlled or administered by a person belonging to the group of Persons, (ii) who controls or administers, under any form, a Person belonging to the group of Persons, (iii) that is directly or indirectly controlled or administered by any Person who directly or indirectly controls or manages a person who is a member of the Group of Persons, (iv) in which the Controlling Shareholder of such person belonging to the Group of Persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, (v) in which such Person belonging to the group of persons holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital, or (vi) holds, directly or indirectly, a corporate interest equal to or greater than twenty percent (20%) of the voting capital of the person belonging to the group of Persons.

§ Two — The OPA shall be (i) addressed to all shareholders of the Company, (ii) executed in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph Three below, and (iv) paid at sight, in national currency, against the acquisition in the OPA of shares issued by the Company.

§ Three — The acquisition price of each share issued by the Company in the OPA will be the highest of the following values:

(a)                                Economic Value (as defined in the caput of Clause 35 below) defined in a valuation report drafted in accordance with the provisions and following the procedures set forth in Clause 35 of these Bylaws; and

(b)                                one hundred and forty-five percent (145%) of the highest unit quotation of shares issued by the Company on any stock exchange in which the Company’s shares are traded, during the period of twenty-four (24) months prior to the OPA, duly updated by the reference rate of monetary adjustment of the Special Settlement and Custody System — SELIC (or the index that replaces it) up to the time of payment.

§ Four — The execution of the OPA mentioned in the caput of this Clause shall not exclude the possibility of a third party submitting a competing OPA, in accordance with the applicable regulations.

§ Five — The Person shall be obliged to comply with any requests or requirements of the CVM regarding the OPA, within the maximum periods prescribed in the applicable regulations.

§ Six — In the event that a Person does not comply with the obligations imposed by this clause, including with respect to meeting the maximum terms (i) for the execution of the OPA, or (ii) to attend to any requests or requirements of the CVM, the Company’s Board of Directors shall call an Extraordinary General Meeting, in which such Person may not vote, to resolve the suspension of the exercise of the rights of the Person who has not complied with any obligation imposed by this Clause, as provided in article 120 of the Corporations Law.

§ Seven — Any person who acquires or becomes holder, in Brazil or abroad, of other rights, including (i) Other Rights of Corporate Nature of shares issued by the Company, or that may result in the acquisition of shares issued by the Company, or (ii) Derivatives

(a) that give rise to the Company’s shares or (b) which give the right to receive the corresponding amount of the Company’s shares, which results in such Person becoming a holder of a Relevant Interest, shall be equally obliged to, in the maximum term of 30 (thirty) days as from the date of the event that resulted in the ownership of the Relevant Interest, launch or, in the case of an offer to be registered pursuant to CVM Rule 361/02, file a request for registration with the CVM of an OPA for the acquisition of the totality of the shares issued by the Company, observing the provisions of this Clause 30.

§ Eight — The obligations contained in article 254-A of the Corporations Law and Clauses 31, 32 and 33 of these Bylaws exclude the fulfillment by the Person holding a Relevant Interest of the obligations contained in this clause.

§ Nine — For the purposes of calculating the percentage of twenty percent (20%) of the total of the shares issued by the Company to calculate the Relevant Interest, as described in line “c” of Paragraph One of this Clause, will not be computed the involuntary increases of equity interest resulting from cancellation of shares in treasury or redemption of shares.

§ Ten — If CVM regulations applicable to the OPA determines the adoption of a calculation criterion for the determination of the acquisition price in the OPA of each share issued by the Company that results in a purchase price higher than that determined in the terms of Paragraph Three above, the acquisition price calculated in accordance with CVM regulations shall prevail at the time of the OPA.

§ Eleven — The provisions of this Clause 30 do not apply to the direct and indirect controlling shareholders of the Company on September 29, 2017, and to its Successors (defined below).

§ Twelve — For the purposes of paragraph eleven of Clause 30 above, “Successors” of the direct and indirect controlling shareholders of the Company, their respective spouses, companions, heirs, legatees, assigns and successors who, for any reason, including corporate reorganizations, become holders of the shares (and/or of the voting rights inherent to them) and/or Other Rights of Corporate Nature related to the shares held or which will be held by the direct and indirect controlling shareholders of the Company on September 29, 2017.

CHAPTER IX

SALE OF CONTROL

Clause 31 — The Sale of Control of the Company, either through a single transaction or through successive transactions, shall be contracted under a suspensive or resolutive condition that the acquirer of the Power of Control undertakes to execute a OPA for the acquisition of shares issued by the Company that the other shareholders hold, observing the conditions and terms established in the current legislation and in the Novo Mercado Listing Rules, in order to assure them equal treatment to that given to the Selling Controlling Shareholder.

§ One — For purposes of these Bylaws, “Sale of the Company’s Control” means the transfer to third parties, for consideration, of the Controlling Shares.

§ Two — For the purposes of these Bylaws, the “Controlling Shares” means the shares which assure, directly or indirectly, to their holder(s) the individual and/or shared right to exercise of the Power of Control of the Company, as defined in Paragraph Four of this Clause 31.

§ Three — For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in the Novo Mercado Rules (“Group of Shareholders”), exercising the Power of Control (as defined in Paragraph Four below).

§ Four — For the purposes of these Bylaws, the term “Power of Control” means the power effectively used to direct the corporate activities and orient the functioning of the Company’s organs, directly or indirectly, in fact or in law, regardless of the equity interest held. There is a relative presumption of ownership of the Power of Control in relation to the person or Group of Shareholders who holds shares that have assured him an absolute majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even though he is not the owner of the shares which ensure an absolute majority of the voting capital.

Clause 32 — The tender offer referred to in the previous Clause shall be:

(a)                                 when there is an onerous transfer of rights to subscribe for shares and other securities or rights related to securities convertible into shares, which may result in the Sale of the Company’s Control; or

(b)                                 in the event of Sale of the Company’s Control, in which case the Selling Controlling Shareholder will be obliged to declare to B3 the amount attributed to the Company in such sale and attach documentation which confirms such value.

Clause 33 — Any person who, through a private share purchase agreement entered into with the Controlling Shareholder of the Company, involving any number of shares, acquires the Power of Control of the Company, shall be obliged to:

(a)                                 execute the tender offer referred to in Clause 31 of these Bylaws; and

(b)                                 pay, in the terms indicated below, an amount equivalent to the difference between the price of the tender offer and the amount paid per share that may have been acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Power of Control, duly updated until the date of the payment. The said amount shall be distributed among all persons who sold shares of the Company at the trading sessions in which the buyer made the acquisitions, proportionally to the daily net selling balance of each one, being B3 responsible for operating the distribution, pursuant to its regulations.

Clause 34 — The Company will not register any transfer of shares to the acquirer of the Power of Control, or to those who come to hold the Power of Control, as long as it does not subscribe to the Instrument of Consent of the Controlling Shareholders, as provided for in the Novo Mercado Listing Rules. The Company will also not register a shareholders agreement regarding the exercise of the Power of Control until its signatories do not sign the Instrument of Consent of the Controlling Shareholders.

CHAPTER X

CANCELLATION OF THE REGISTRY AS A PUBLICLY-HELD COMPANY

Clause 35 — The cancellation of the Company’s registry as a publicly-held company will be preceded by an OPA, to be effected by the Company itself or by the shareholders or Group of Shareholders that hold the Company’s Power of Control, at least for its respective Economic Value, to be determined in a valuation report drafted pursuant to Paragraphs 1 to 3 of this Clause (“Economic Value”), in compliance with the applicable legal and regulatory rules.

§ One — The appraisal report referred to in the caput of this clause shall be prepared by a specialized institution or company, with proven experience and independent as to the decision-making power of the Company, its managers and Controlling Shareholder(s), and the valuation report shall also satisfy the requirements of paragraphs 1 and 6 of article 8 of the Corporations Law.

§ Two — The choice of the institution or specialized company responsible for determining the Economic Value of the Company is of the exclusive competence of the Shareholders Meeting, as from the presentation by the Board of Directors of a triple list, and the respective resolution, not counting blank votes, be taken by a majority of the votes of the shareholders representing the Outstanding Shares present at that Meeting, which, if installed in the first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or that, if installed on second call, may count on the presence of any number of shareholders holding Outstanding Shares. For the purposes of these Bylaws, “Outstanding Shares” means all shares issued by the Company, except those (i) owned, directly or indirectly, by the Controlling Shareholder (as defined in Paragraph Three of Clause 31) or persons related thereto; (ii) in the Company’s treasury; (iii) held by a company controlled by the Company; and (iv) directly or indirectly held by the managers of the Company.

§ Three — The costs incurred in the preparation of the valuation report shall be borne entirely by the offeror.

CHAPTER XI

WITHDRAW FROM NOVO MERCADO

Clause 36 — The Company may withdraw the Novo Mercado at any time, provided that the exit is (i) previously approved at a shareholders meeting, called pursuant to Clause 7, Sole Paragraph of these Bylaws, and (ii) communicated to B3 in writing with at least thirty (30) days in advance. The exit of the Novo Mercado will not imply for the Company the loss of the status of publicly-held company registered in B3.

Clause 37 — In the event that the Company’s withdraw from the Novo Mercado is resolved or if such withdraw is due to a corporate reorganization operation, in which the securities issued by the company resulting from such reorganization are not admitted to trading on the Novo Mercado within one hundred and twenty (120) days as from the date of the shareholders meeting that approved such transaction, the shareholder or Group of Shareholders that holds the Company’s Power of Control shall effect a tender offer for the acquisition of shares belonging to the other shareholders of the Company, whose minimum price to be offered shall correspond to the Economic Value determined in a valuation report prepared in accordance with the first to third paragraphs of Clause 35 above, in compliance with applicable legal and regulatory standards.

Clause 38 — In the event there is no Controlling Shareholder, in case the Company’s withdraw from the Novo Mercado is deliberated so that the securities issued by it will be registered for trading outside the Novo Mercado, or by virtue of a corporate reorganization transaction, by which the company resulting from this transaction does not have its securities admitted to trading on the Novo Mercado within a period of one hundred and twenty (120) days as of the date of the shareholders meeting that approved said transaction, the withdraw will be conditioned to the execution of a tender offer for the acquisition of shares in same conditions set forth in the Clause above.

§ One — The referred shareholders meeting shall define the person(s) responsible for conducting the tender offer for the acquisition of shares, that, present at the shareholders meeting, shall expressly assume the obligation to perform the offer.

§ Two — In the absence of a definition of those responsible for conducting the tender offer for the acquisition of shares, in the event of a corporate reorganization transaction, in which the Company resulting from such reorganization does not have its securities admitted to trading on the Novo Mercado, it will be up to the shareholders who voted in favor of the corporate reorganization to carry out the referred offer.

Clause 39 — The Company’s withdraw from the Novo Mercado due to noncompliance with the obligations set forth in the Novo Mercado Listing Rules is conditioned to carrying out a tender offer for the acquisition of shares, at least, by the Economic Value of the shares, to be determined in the valuation report to which the first to third paragraphs of Clause 35 above refer to, in compliance with applicable legal and regulatory rules.

§ One — The Controlling Shareholder shall effect the tender offer for the acquisition of shares set forth in caput of this Clause.

§ Two — In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput results from a resolution of the shareholders meeting, the shareholders that voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer for the acquisition of shares provided for in the caput.

§ Three — In the event that there is no Controlling Shareholder and the withdrawal from the Novo Mercado referred to in the caput occurs due to an act or fact of the management, the Company’s Managers shall call a shareholders meeting whose agenda shall be the resolution on how to remedy the noncompliance with the obligations Novo Mercado Rules or, if applicable, resolve on the Company’s withdrawal from the Novo Mercado.

§ Four — In case the shareholders meeting referred to in Paragraph Three above decides that the Company should withdraw from Novo Mercado, such shareholders meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, shall expressly assume the obligation to conduct the tender offer.

Clause 40 — It is possible to formulate a single OPA for more than one of the purposes set forth in Sections IX and X, the Novo Mercado Rules, the Corporations Law or the regulations issued by the CVM, provided that it is possible to reconcile all the proceedings of all the modalities of the tender offer, there is no loss to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable laws.

Clause 41 — Any Person who holds Outstanding Shares of the Company, in an amount greater than five percent (5%) of the total shares issued by the Company and that wishes to carry out a new acquisition of shares issued by the Company (“New Acquisition”), shall be obliged, prior to each New Acquisition, to communicate in writing to the Company’s Investor Relations Officer, at least three (3) business days prior to the date of the New Acquisition: (i) the number of Outstanding Shares that it intends to acquire; (ii) the intention to acquire; (iii) if it has an interest to appoint a member to the Board of Directors or to the Company’s Audit Board; (iv) the source of the resources that will be used for such acquisition; and (v) the strategic plans related to its investment in the Company.

§ One — In addition, the Person characterized in the caput of this Clause will be obliged to make each New Acquisition in B3, being prohibited to carry out private or over-the-counter market trades.

§ Two — The Investor Relations Officer is authorized, on his own initiative or in response to a request made by the regulatory bodies, to request that the Company’s shareholders or Group of Shareholders report their direct and/or indirect shareholding composition, as well as the composition of the Its direct and/or indirect control block and, if applicable, the corporate and corporate group, in fact or in law, of which they form part.

§ Three — In the event that the Person does not comply with the obligations imposed by this Clause, the provisions of Clause 30, Seventh Paragraph, above.

CHAPTER XII

LIQUIDATION

Clause 42 — The Company shall enter into liquidation in the circumstances provided for by law, and the Shareholders Meeting shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

CHAPTER XIII

ARBITRATION PROCEEDING

Clause 43 — The Company, its shareholders, managers and members of the Audit Board undertake to resolve, through arbitration, before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), any and all disputes or controversies that may arise between them, relating to or arising from, in special, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Corporations Law, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in the other rules applicable to the operation of the capital markets in general, in addition to those contained in the Novo Mercado Rules, the Novo Mercado Listing Agreement, the Market Arbitration Chamber Arbitration Regulation and of the Sanctions Regulation.

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